Exhibit 4.3
LOAN AGREEMENT
Amount: € 5,000,000
BY AND AMONG:
TELVENT GIT, S.A.
as the Borrower
TELVENT EXPORT, S.L.
TELVENT TRÁFICO Y TRANSPORTE, S.A.
TELVENT ENERGÍA, S.A.
TELVENT FARRADYNE INC
TELVENT USA, INC
TELVENT TRAFFIC NORTH AMERICA INC
TELVENT CANADA, LTD
TELVENT BRASIL, S.A.
TELVENT PORTUGAL, S.A.
TELVENT MEXICO, S.A. DE CAPITAL VARIABLE
TELVENT HOUSING, S.A.
TELVENT OUTSOURCING, S.A.
TELVENT SERVICIOS COMPARTIDOS, S.A.
TELVENT INTERACTIVA, S.A.
TELVENT ENVIRONMENT, S.A.
MATCHMIND HOLDING, S.L.
TELVENT MINER & MINER INC.
as the Guarantors
AND:
CAJA DE AHORROS Y PENSIONES DE BARCELONA
as the Lender
Madrid, September 11, 2009

TABLE OF CONTENTS*

1.	DEFINITIONS AND INTERPRETATIONS	6

2.	GENERAL TERMS	13

3.	DRAWDOWN	13

4	MATURITY AND REDEMPTION	15

5	INTEREST	15

6	INTEREST RATE	15

7	PAYMENT OF INTEREST	15

8	INTEREST RATE CALCULATION	16

9	INTEREST ON ARREARS	18

10	VOLUNTARY EARLY REDEMPTION	19

11	COMPULSORY EARLY REDEMPTION	19

12	CHANGE OF CIRCUMSTANCES	20

13	COMMISSION FEES AND EXPENSES	22

14	TAXES	22

15	PAYMENTS AND INDEMNITIES	23

16	ACCOUNTS	25

17	LENDER’S AND THE GUARANTORS’ STATEMENTS	25

18	OBLIGATIONS	28

19	ASSIGNMENT	35

20	EARLY TERMINATION	35

22	EXECUTION OF THE LOAN AGREEMENT	40

23	MISCELLANEOUS CLAUSES	40

24	LEGISLATION AND JURISDICTION	41

APPENDICES:	Appendix 1 Sample Drawdown Request Form
Appendix 2 Sample Ratio Compliance Certificate
Appendix 3 Sample Guarantor Accession Deed
Appendix 4 Existing Debt
Appendix 5 Existing Guarantees
Appendix 6 Financial Model
Appendix 7 Group Structure

*	The Appendices to this agreement have not been filed with this agreement. Pursuant to Item 601(b)(2) of Regulation S-K, such documents are immaterial to an investment decision. A copy of any of these omitted documents will be furnished to the Commission by Telvent upon the Commission’s request.

LOAN AGREEMENT
     This Loan Agreement is entered into this 11th day of September 2009 BY AND AMONG:
•	TELVENT GIT, S.A., a Spanish company incorporated under Spanish Law with registered address in Alcobendas (Madrid) at Calle Valgrande 6, [***] and duly registered at the Madrid Companies Registry on page number 257879 (hereinafter indistinctly referred to as the “Company” or as the “Borrower”).
     And:
•	TELVENT EXPORT, S.L. (hereinafter, “Telvent Export”) a Spanish company incorporated under Spanish Law with registered address in Alcobendas (Madrid) at Calle Valgrande 6, registered at the Madrid Companies Registry in volume 25.964, sheet 56, page number M-468019, entry 1 and whose Company tax number is [***].

•	TELVENT ENERGÍA, S.A. (hereinafter, “Telvent Energía”) a Spanish company incorporated under Spanish Law with registered address in Alcobendas (Madrid) at Calle Valgrande 6, registered at the Madrid Companies Registry, in general volume 1,612, 1,036 of Section 3 of the Corporations Book, Folio 1, Page No. 7,367, registration entry 1 and Tax ID number [***].

•	TELVENT FARRADYNE INC (hereinafter, “Telvent Farradyne”) a US company incorporated under the laws of Maryland, with registered address in the city of Rockville, Maryland.

•	TELVENT USA, INC (hereinafter, “Telvent USA”) a US company incorporated under the laws of Texas, with registered address in the city of Houston, Texas, USA.

•	TELVENT TRAFFIC NORTH AMERICA, INC (hereinafter, “Telvent Traffic”) a US company incorporated under the laws of Texas, with registered address in the city of Houston, Texas.

•	TELVENT CANADA, LTD (hereinafter, “Telvent Canada”), a Canadian Company, incorporated under the Canada Business Corporations Act, with registered address in the city of Calgary, Alberta.

•	TELVENT BRAZIL, S.A. (hereinafter, “Telvent Brazil”) a Brazilian company, incorporated under the laws of Brazil, with registered address in Rua Visconde de Itamarati, number 168/Maracaná-RJ. Registered with CNPJ (tax ID) number [***].

•	TELVENT PORTUGAL, S.A. (hereinafter, “Telvent Portugal”), a Portuguese company, incorporated under the laws of Portugal, with registered address in Filipe Folque, number two, fourth floor, Feligresía do Prior Velho, in the town of Loures, with registration number 504,790,188 of the Files of the Loures Companies Registry.

•	TELVENT MEXICO, S.A. DE C.V. (hereinafter, “Telvent México”), a Mexican company, incorporated under the laws of Mexico, with registered address in México D.F. Registered at the Public Companies Registry of Mexico D.F., in Commercial Folio, number one hundred and thirty-three, seven hundred and fifty-nine on September 13, 1999.

•	TELVENT HOUSING, S.L. (hereinafter, “Telvent Housing”), a Spanish company incorporated under Spanish Law with registered address in Alcobendas (Madrid) at Calle Valgrande 6, registered at the Madrid Companies Registry, in volume 13,891, folio 81, page number 227370, entry number 1, and with Corporate ID No. [***].

•	TELVENT OUTSOURCING, S.A. (hereinafter, “Telvent Outsourcing”) a Spanish company incorporated under Spanish Law with registered address in Seville at calle Tamarguillo, number 29, registered at the Seville Companies Registry, in volume 2,062 of the Corporation

Records General Section, Folio 213, Page No. SE-20857, entry 1 and with Tax ID number [***].

•	TELVENT SERVICIOS COMPARTIDOS, S.A. (hereinafter, “Telvent Servicios Compartidos”), a Spanish company incorporated under Spanish Law with registered address in Alcobendas (Madrid) at Calle Valgrande 6, registered at the Madrid Companies Registry, in volume 16,752, folio 109, section 8, page number M-286179, entry number 1, and with Corporate ID No. [***].

•	TELVENT INTERACTIVA, S.A. (hereinafter, “Telvent Interactiva”) a Spanish company incorporated under Spanish Law with registered address in Seville at Ronda del Tamarguillo, number 29, registered at the Seville Companies Registry, in volume 3,096, of the Corporation Records General Section, Folio 38, Page No. SE-41024, entry 1 and with Tax ID number [***].

•	TELVENT ENVIRONMENT, S.A. (hereinafter, “Telvent Environment”) a Spanish company incorporated under Spanish Law with registered address in Seville at Ronda del Tamarguillo, number 29, registered at the Seville Companies Registry, in volume 826, book 565 of Section 3 on Companies, Folio 65, Page No. 12,409, entry 1 and with Tax ID number [***].

•	MATCHMIND HOLDING, S.L. (hereinafter, “Matchmind”), a Spanish company incorporated under Spanish Law with registered address in at Calle Ombú 3, duly registered at the Madrid Companies Registry in Volume 20449, folio 55, Section 8, Sheet No. 361697, Entry 1 and with tax ID no. [***].

TELVENT MINER & MINER INC. (hereinafter, “Telvent Miner & Miner”), an American company incorporated under Texan Law with registered address in Fort Collins, Colorado, USA.
Without prejudice to what may be set forth subsequently in this Agreement, Telvent Export, Telvent Tráfico, Telvent Energía, Telvent Farradyne, Telvent USA, Telvent Traffic, Telvent Canada, Telvent Brazil, Telvent Portugal, Telvent Mexico, Telvent Housing, Telvent Outsourcing, Telvent Servicios Compartidos, Telvent Interactiva, Telvent Environment, Matchmind and Telvent Miner & Miner shall be jointly referred to as the Guarantors hereinafter.
     AND:
•	CAJA DE AHORROS Y PENSIONES DE BARCELONA (hereinafter referred to as either “La Caixa” or as the “Lender”), with registered address in Barcelona at Avda. Diagonal, 621-629 and with Tax ID No. [***].
RECITALS
I.	WHEREAS, Telvent Corporation, S.L. is the holder of 18,201,000 shares in the Lender, representing 53.38% shareholding in its capital stock;
II.	WHEREAS, the Lender requires financing to acquire from Telvent Corporation, S.L. a holding of its own shares (hereinafter the “Treasury Stock”) for a total amount of five million euros (€ 5,000,000), representing 53.38% of its capital stock at a price of $18.15 per share. The number of shares acquired shall therefore depend on the euro-dollar exchange rate that may apply on the date such transaction is performed;

III.	WHEREAS, La Caixa is in a position to provide the Lender with the financing necessary for the acquisition of such Treasury Stock in accordance with the terms and conditions set forth herein.

IV.	Consequently, as a result of all of the foregoing, the parties enter into this agreement (hereinafter, the “Agreement”) and by virtue of which the Lender grants the Borrower a loan amounting to five million euros (€ 5,000,000) in accordance with the following terms and conditions:
PART ONE — DEFINITIONS AND INTERPRETATION
1. DEFINITIONS AND INTERPRETATIONS
1.1.	Definitions
1.1.1	General definitions. In addition to the definitions contained throughout, the following terms used in both the singular and in the plural shall be construed in this Agreement as follows:
“Acquisition without recourse” means acquisitions made by companies or their assets liquidated by a company belonging to the Group through a non-recourse loan against the Borrower or against these companies (excluding those concerning which the auditor of the Borrower or the company belonging to the Group in question has shown reservations regarding the effective lack of recourse in these loans when revising the corresponding Financial Statements). Each Ratio Compliance Certificate shall identify all Acquisitions without recourse and those excluded by the Borrower’s auditor pursuant to the Clauses of this definition (unless the Borrower and Lender should agree otherwise).

“Adjustments to the DTN Purchase” shall be construed in keeping with the definition set forth in the Syndicated Financing Agreement.

“Price Adjustments of the Matchmind/Galian Purchases” shall be construed in keeping with the definition set forth in the Syndicated Financing Agreement

“Technical Guaranties” shall be construed as guaranties of a non-monetary bond which therefore implies no direct obligation to pay the stipulated net amount. Examples of the Technical Guaranty would be contracting projects, services and supplies with public organisms, other suppliers and customers, or auctions and related transactions, also with the above.

“Ratio Compliance Certificate” means the certificate referred to in subsections 18.1.2 and 18.3.6, which certify the value of the Financial ratios and list of Acquisition without recourses, Project Companies, Material Subsidiaries and other companies belonging to the Group, which must be Guarantors pursuant to the provisions of Clause 21.2.1, for the period in question, as per the sample contained in Appendix 2 attached hereto.

“Project Company” means a current or future member of the group created for the sole purpose of developing projects under a long-term finance scheme without the assistance of any other member of the Group (excluding those concerning which the Borrower or company belonging to the Group in question has shown reservations regarding the effective lack of recourse in these loans when revising the corresponding Financial Statements). Each Ratio Compliance Certificate shall identify all Project Companies and those excluded by the Borrower’s auditor pursuant to the Clauses of this definition (unless the Borrower and Lender should agree otherwise).

“Treasury Stock Acquisition Agreement” shall be construed as the agreement entered into on this very date by and between the Borrower and Telvent Corporation, S.L. by virtue of which the Borrower acquires the Treasury Stock.

“DTN Sale and Purchase Agreement” shall be construed in keeping with the definition set forth in the Syndicated Financing Agreement.

“Matchmind/Galian Sale and Purchase Agreement” shall be construed in keeping with the definition set forth in the Syndicated Financing Agreement.

“Hedging Agreements” shall be construed to mean the Financial Transactions Framework Agreements the Borrower shall enter into pursuant to the provisions set forth in Clause 18.2.13.

“Syndicated Financing Agreement” shall be contrued to mean the financing agreement entered into on September 12, 2008 by the Borrower, certain group companies as guarantors, Caja de Ahorros y Monte de Piedad de Madrid as the agent and a syndicate of financial institutions as the lenders for a total amount of seventy-seven million five hundred thousand euros (€ 77,500,000) as it was amended and reworded on May 21, 2009 by means of agreement made public on such date by means of deed duly authorized by the Notary Public of Madrid Mr. Juan Álvarez-Sala Walther.

“Breakthrough Costs” means the amount, where appropriate, where:
(a)	the interest that the Lender should have received during the period between receipt of the invoice for its total or partial involvement in the Drawdown or any other due amount and the last day of the Interest Period underway with regard to such Drawdown or due amount, if these had been paid on the last day of such Interest Period;
it exceeds
(b)	the sum that the Lender was able to obtain by depositing the equivalent of the main sum received by it with a leading bank on the European interbank market, for a period starting on the Business Day following the receipt of the funds and ending on the last day of the Interest Period underway.
“Payment Account” shall be contrued to mean account number [***] opened by the Borrower at the lending institution (the Lender).

“Existing Debt” means the amount still owed on the Signing Date resulting from financing agreements whose totals, dates and counterparties are identified in Appendix 4.

“Business Day” means a day (other than Saturday or Sunday) on which banks are open to perform general commercial transactions in Madrid and Barcelona and on which the TARGET2 system is operative.

“Drawdown” shall be construed to mean the drawdown of the Loan’s funds in a single lump-sum.

“Loan Documents” shall be construed to mean this Agreement, the Hedging Agreements, and any Guarantor’s Deeds of Adherence or any other document that the Borrower and Lender should designate as such.

“DTN” shall be construed to mean DTN Holding Coroporation Inc.

“Significant Adverse Effect” means a Significant Adverse Effect on:
(a)	commercial activity, transactions, property and assets, situation (financial or any other type) or Group perspectives (excluding Project Companies and Acquisition without recourses for these purposes) understood as a whole and/or of Abengoa, S.A.; or

(b)	the capacity of the Borrower or Guarantors to comply with their obligations under this Agreement or under other Finance Documents.
“Lender” shall be construed as set forth in this Agreement’s heading.

“Reference Institutions” shall be construed to mean Banco Santander, S.A., Banco Bilbao Vizcaya Argentaria, S.A. and Banco Popular Español, S.A. or other any financial institutions that may replace them by pursuant to subsection 8.2.2 (iv).

“Guarantor Deed of Accession” means each Deed of Accession to this Agreement as Guarantor executed, where appropriate, by certain companies belonging to the Group in compliance with the provisions of subsections 21.2.1 and 21.3.2 and in keeping with the sample contained in Appendix 3 attached hereto.

“Financial Statements” means the accounting documents belonging to a certain entity and period that are equivalent to Consolidated Financial Statements for such period .

“Consolidated Financial Statements” means, with regard to the Borrower, annual consolidated accounts (including the balance sheet, profit and loss account, management documents and report) of the Group corresponding to a certain financial year.

“EURIBOR” shall be construed as set forth in subsection 8.2.1.

“Signing Date” shall be construed as September 11, 2009.

“Final Maturity Date” shall be construed as December 31, 2012

“Subsidiary” as regards companies, shall be construed as:
(a)	a company that is directly or indirectly controlled by the another company;

(b)	a company over half of whose equity capital issued is effectively directly or indirectly owned by another company; or

(c)	a company that is a subsidiary of another company,
and, for these purposes, a company shall be considered controlled by another if the latter is able to manage its business matters and control the structure of its board of directors or equivalent body.

“Material Subsidiaries” shall be construed as companies belonging to the Group, over 50% of which are directly or indirectly owned by the Borrower. They individually represent at least 5% of the consolidated Total Assets, and/or 5% of consolidated Revenue and/or 5% of consolidated EBITDA (excluding Project Companies and Acquisition without recourses for the purpose of calculating Total Assets, consolidated revenue and consolidated EBITDA).

“Guarantor” initially means the organizations referred to as such in the header of this Agreement, as well as any other organization belonging to the Group that provides collateral pursuant to the provisions set forth in subsection 21.3.2.

“Existing Guaranties” means personal and real guaranties granted and not cancelled on the Signing Date that guaranty the Existing Debt, whose validity and beneficiaries are described in Appendix 5.

“Financial Guaranties” means any surety supplied by any company belonging to the Group to financial instutions to guaranty a loan transaction or by other institutions supplying funds to guaranty any transaction that obliges the repayment of funds or payment of interest and/or generates a cost of carry, as well as any other counterguaranties supplied by the latter to any company belonging to the Group for the aforementioned purpose, which incurs a financial cost. To avoid any doubts, it is expressly stated that Technical Guaranties and any counter-guaranties that may be signed by Group companies with financial organizations precisely to achieve that such organizations may issue such Technical Guaranties shall be excluded from this definition.

“Group” means the Borrower and its Subsidaires (expressly excluding DTN and its Subsidiaries).

“Loan Amount” shall be construed as the amount set forth in Clause 2.

“Margin” shall be construed as the percentage applicable at all times by virtue of the provisions set forth in Clause 8.3.

“Financial Model” shall be construed as the Borrower’s financial model agreed upon with Lender, which includes the former’s consolidated pro-forma financial statements containing forecasts for (i) profit and loss account (indicating consolidated EBITDA), (ii) balance sheet (indicating Capital expenditures intended for recurring business investment (plant and equipment), Capital expenditures intended for purchasing authorized committed shares, consolidated Total Assets and the consolidated Net Financial Debt), (iii) a statement of origin and investment of funds, and (iv) compliance with Financial Ratios throughout the entire Loan term (certifying that the aforementioned forecasts exclude items corresponding to Project Companies, Acquisition without recourses and DTN). A summary of all of the above is set forth in Appendix 6 of this Agreement.

“Guarantied Obligations” means the obligations of the Borrower by virtue of this Agreement and in the Hedging Agreements to pay, in each case, the amount resulting from applying the provisions of subsection 21.1.4.

“Transactions in Capital Markets” means any public offering, by any company belonging to the Group, related to the subscription or sale of shares, subscription rights, convertible bonds, warrants or any similar tools that directly or indirectly allow for the subscription for such new shares (within the framework of admission to negotiate on the Spanish stock market or any other belonging to a member-state of the Organisation for Economic Cooperation and Development (O.E.C.D.), shares representing all or part of the equity capital of any company belonging to the Group, where appropriate), the issuing of debt instruments and, generally, any other transaction on international capital markets processed by the Borrower and/or any of the Guarantors that creates liquid assets for the latter.

“Renting or Leasing Transactions with no impact on Treasury” means any renting or leasing transactions deemed by the auditor as fixed asset transactions having no impact on treasury.

“DTN Instalments” shall be construed as set forth in the Syndicated Financing Agreement.

“Galian Shares” shall be construed as set forth in the Syndicated Financing Agreement.

“Matchmind Shares” shall be construed as set forth in the Syndicated Financing Agreement.

“Drawdown Period” shall be construed as the period between the Signing Date and December 11, 2009.

“Interest Period” means, indistinctly, each of the successive periods for accruing interest as set forth in Clause 10 concerning the Loan’s single Drawdown.

“Loan” shall be construed as the loan amounting to five million euros (€ 5,000,000) granted by means of this Agreement to the Borrower.

“Borrower” shall be construed as set forth in this Agreement’s heading.

“SEC” shall be construed to mean the Securities Exchange Commission.

“Drawdown Request” means the document used to request the Drawdown under this Agreement, a sample of which is attached hereto as Appendix 1.

“Termination Events” means any events established in Clause 20.1.

“TARGET2” means the Trans-European Automated Real-Time Gross Settlement Express Transfer System, which uses a single shared platform and was launched on the November 19, 2007.
1.1.2	Financial definitions With regard to this Agreement, the following terms, ratios and financial magnitudes shall have the meanings indicated below, construed pursuant to the accounting principles generally accepted in Spain and, unless expressly indicated otherwise, calculated based on Consolidated Financial Statements or relating to them.
“Total Assets”, with regard to the Borrower’s Consolidated Financial Statements, means the total consolidated assets of the Group with the deduction of any corresponding to Project Companies or Acquisitions without Recourses included in such Statements.

“Capital Expenditures” means investment in tangible and intangible fixed assets, including capitalized expenses, whenever such investments are treated as fixed-asset investments.

“Working Capital” means current assets minus current liabilities.

“Net Financial Debt” means a long-term debt (over a year) incurred before credit institutions, plus a short-term debt (less than a year) also incurred before credit institutions, plus vouchers, bonds, promissory notes and amounts corresponding to recourse leasing and factoring transactions as well as any other bonds or liabilities that have the effect of a loan and create financial expenses for companies belonging to the Group (including but not limited to, Renting or Leasing Transactions with no Impact on Treasury), plus bonds relating to third party bond guaranties, minus Liquid Assets and Available Negotiable Title Deeds; excluding from the debt to credit institutions all amounts indicated on the Consolidated Financial Statements as owed by DTN or a Project Company, or those associated with an Acquisition without recourse.

“EBITDA” means the gross positive or negative operating results before amortization and, for the purpose of calculating the Financial Ratios, the deduction of EBITDA corresponding to Project Companies or Acquisition without recourses included in such Consolidated Financial Statements.

“Turnover” means the turnover of the Guarantors in accordance with the details of their Consolidated Annual Financial Statements without the inclusion for these purposes of the sales through operations with any Group companies.

“Cash Flow Available for the Debt Service” means EBITDA plus variations of the Working Capital relating to the previous calculation period, plus tax returns received from the Public Tax Department minus payment of taxes, plus Capital Expenditure (expressly excluding for these purposes the amount corresponding to the funds paid out for the acquisition of Matchmind Shares and Galian Shares for the fiscal year ending on December 31, 2009), plus extraordinary revenue minus extraordinary expenses, minus payments of benefits to minority partners and minus investment in the capital of other companies (including, for this purpose, any funds contributed or committed to the capital of Project Companies and Acquisition without recourses).

“Expenses” means the consolidated operating expenses of the Group with the deduction of those corresponding to Project Companies or Acquisition without recourses included in such Statements.

“Net Financial Expenses” means, for each calculation period: Guarantors under any of their debts or obligations; minus (b) the aggregated amount of all revenue obtained from interest, commissions, expenses and other financial sums earned or charged by the Borrower and the Guarantors; excluding amounts corresponding to Project Companies or Acquisition without recourses included in such Consolidated Financial Statements.

“Revenue” means the consolidated operating revenue of the Group with the deduction of those corresponding to Project Companies or Acquisition without recourses included in such Statements.

“Interest Hedging Ratio” means the ratio resulting from the quotient between EBITDA and the Net Financial Expenses, established in conformity with the provisions of subsection 18.3.2.

“Debt Service Hedging Ratio” means, at all times and relating to the calculation period immediately prior to that referred to, the quotient between: (i) the Available Cash Flow for the Debt Service generated during such period prior to meeting Debt Service payments; and (ii) the Debt Service (expressly excluding major redemptions corresponding to Tranche A and to Sub-Tranche A1 of the Syndicated Financing Agreement); established in accordance with the provisions set forth in subsection 18.3.3.

“Debt Ratio” means the ratio resulting from the quotient between the Net Financial Debt and EBITDA, established in conformity with the provisions of subsection 18.3.4.

“Pay-Out Ratio” means the ratio resulting from the quotient between (i) the amount corresponding to dividends or any other allotments (including but not limited to, for this purpose, any payments of premiums, returns of contributions or major amortizations and interest under subordinated debt instruments) effectively made to the Borrower’s shareholders during a certain financial year and (ii) the Borrower’s allocated net accounting benefit of the previous financial year (expressly excluding the part corresponding to contributions made by DTN, Project Companies or any companies that have been subject to a Acquisition without recourse).

“Financial Ratios” means the Debt Service Hedging Ratio, the Debt Ratio, the Interest Hedging Ratio and the Pay-Out Ratio.

“Debt Service” always means Net Financial Expenses, plus payments for which the Borrower is responsible by virtue of the Hedging Agreements, plus any other amount owed by the latter to the Lender as from the period considered, plus any redemptions of installments corresponding to leasing transactions processed by the Borrower, plus ordinary redemptions of any of its debts and obligations (expressly excluding any short-term debt drawdowns by virtue of financial transactions signed with companies belonging to the Group);

“Liquid Assets” means liquid assets and amounts related to them resulting from Consolidated Financial Statements, except for pledged liquid assets that the Borrower and its Subsidiaries do not have freely available and the cash deposited in accounts belonging to Project Companies and companies that have been subject to a Acquisition without recourse.

“Negotiable Securities” means any short-term fixed-interest securities issued by the governments of Spain, France, Germany or the United States, listed on the market and with a Standard & Poors rating (or its equivalent Moody’s rating) which is not under AA, valued at the book value.

“Available Negotiable Securities” means Negotiable Securities excluding those deposited in accounts belonging to the Project Company and companies that have been subject to an Acquisition without recourse.
1.2.	Interpretation
1.2.1.	Unless otherwise indicated, all allusions in this Agreement to:
(a)	“assets” includes properties, revenue and all types of rights, both present and future”;

(b)	“debt” includes any payment or repayment obligation (either incurred as main or joint obligor), be it present or future, real or contingent;

(c)	time references in this Agreement shall be construed as the official time in the city of Madrid.
1.2.2.	The appendixes form a part of the Agreement: Any reference made to “this Agreement” in this document or its appendixes shall be construed as being made to this document and all its appendixes.

1.2.5.	Person. The word “person” shall mean any individual or company of any kind, either public or private. Unless expressly set forth otherwise, any reference to the Borrower, Lender any or other person includes successors of such person and any permitted assignees. More specifically, any reference made to the Lender shall include any Lenders that, on the date of this Agreement, may maintain a share in the Loan, and any other institution that may acquire a share in it.

1.2.4.	Headings and titles. Headings and titles of Clauses, sections, subsections and paragraphs of this Agreement and its appendixes are intended for convenience and do not constitute any pact between the parties or any form of interpretation per se.

1.2.5.	Calculation of deadlines. Except when expressly set forth otherwise in this Agreement (i) deadlines expressed in “days” refer to calendar days, counted as from the calendar day immediately following the initial calculation day, inclusive, until the last calendar day of the deadline, inclusive, (ii) deadlines expressed in “Business Days” refer to business days, calculated as from the day immediately following the initial calendar day of the calculation, inclusive, until the last Business Day of the deadline, inclusive, and (iii) deadlines expressed in months shall be calculated as from the day calculating starts, inclusive, until the same day of the last month of the deadline, unless such date does not exist in the last month, in which case the deadline shall terminate on the previous calendar day of such month.

Unless expressly set forth otherwise in this Agreement and if, in keeping with the principles established in the previous paragraph, the last day of the deadline is not a Business Day, the deadline in question shall automatically be considered extended until the following Business Day unless the latter occurs during the following month, in which case the deadline shall be shortened to the previous Business Day; this rule shall also apply on the assumption that certain or definite dates are established in this Agreement for meeting the parties’ specific obligations and such dates are not Business Days, without stipulating a deadline.

PART TWO — THE LOAN
2.	GENERAL TERMS

2.1.	Amount

The Lender shall grant the Borrower a commercial loan for a maximum total amount of FIVE MILLION EUROS (€ 5,000,000).

2.2.	Acceptance

The Borrower accepts the commercial loan set forth in Clause 2.1 above, as well as to pay any interest that may accrue on such loan and to meet any commission fees, expenses, taxes and any other costs that may arise thereof.

2.3	Destination

The Borrower shall allocate the entire amount of the funds drawn down to the acquisition of Treasury Stock and to the payment of any costs arising from such acquisition.

2.4	Acceptance by the Lender

The Lender accepts and undertakes to cover the amount of the Loan under the terms and conditions set forth herein.

3.	DRAWDOWN

3.1	Drawdown
3.1.1	Request. The Borrower may make a single draw down the funds against the Loan and, in order to do so, it shall make the relevant Drawdown Request to the Lender through a letter or by fax, along with a letter from a duly authorized power of attorney holder, stating the following:
(a)	The amount of the Drawdown

(b)	The date designated for delivery of Drawdown’s funds.
3.1.2	Date of the request. The Borrower shall send the Drawdown Request to the Lender before 3.00 p.m. on the second Business Day immediately prior to the delivery of the funds corresponding to such Drawdown.

3.1.3	Drawdown Date. The Drawdown Date thus designated for delivery by the Lender shall be any Business Day within the Drawdown Period.

3.1.4	Irrevocability. The Drawdown Request made by virtue of paragraph 3.1.1 above shall be irrevocable once received and the Lender shall be obliged to provide the amount requested according to the date, currency and amounts indicated.

3.1.5	On the date the Drawdown Period comes to an end, the Loan Amount shall be construed to have been reduced to the amount effectively drawn down by the Borrower, automatically cancelling the Lender’s commitment as regards any other part of the Loan that has not been drawn down.
3.2	Delivery of Funds
3.2.1	Delivery. The Borrower shall deposit the amount corresponding to the amount of the Drawdown into the Payment Account on the date set forth in the Drawdown Request, which for all legal purposes shall be construed as the delivery of such funds.

3.2.2	Requirements. Notwithstanding the foregoing, the Lender shall not be obliged to meet any Drawdown Request if (i) it has not been completed pursuant to the procedure established in Clause 3.1; (ii) any Termination Events have occurred that have not been put right or consented to by the Lender or which will necessarily come about as a result of the funds’ delivery; or (iii) the Borrower’s statements contained in Clause 17 that, according to the terms of Clause 17.2, have to be valid on the date of the funds’ delivery, were not accurate with regard to all their material aspects or ceased to be accurate as a result of such delivery; (iv) should failure to pay commission fees according to the terms of Clause 13 below have come about, along with that of any costs and expenses incurred from preparing and negotiating the Agreement, excluding expenses incurred by the Lender’s legal advisors, at the same time as the Loan’s Drawdown was delivered (or charged to it); or (v) should there be failure to receive documents and meet with conditions set forth below within 30 days of the Signing Date and in a satisfactory way and as regards the contents required by the Lender.
(a)	Corporate documentation of the Borrower and the Guarantors:
(i)	copies of powers of attorney granted to people who sign the Agreement and duly made public (and, where appropriate, registered at the corresponding Companies Registry) as regards Spanish companies, or granted before a foreign notary and legalized as regards non-Spanish companies;

(ii)	copies of updated bylaws of both the Borrower and the Spanish Guarantors certified by their corresponding directors or board secretaries or, where appropriate, a copy of the Articles of Incorporation deed and any that may contain any subsequent amendment such bylaws (certified by their corresponding directors or board secretaries); and, as regards foreign Guarantors, the equivalent documentation pursuant to the legislation governing them;

(iii)	as regards Spanish Guarantors having the legal form of limited companies, whose director or direct partner is the Borrower, a copy of the agreements of the General Partners’ Meeting approving the execution of the Agreement or, where appropriate, copies of certificates issued by their corresponding directors or board secretaries confirming that the Borrower is neither director nor a direct partner of such Guarantors.
(b)	Ratification of the Agreement by representatives of Telvent Interactiva, Telvent Farradyne, Telvent USA, Telvent Traffic, Telvent Canada, Telvent Brasil, Telvent Portugal, Telvent Mexico and Telvent Miner & Minter having sufficient capacity.

(c)	Legal opinions:
(i)	legal opinion of the Lender’s legal advisor concerning the validity and enforceability of the Agreement;

(ii)	legal opinion of the Lender’s legal advisors concerning non-Spanish Guarantors in a way that is substantially similar to the sample supplied for this purpose prior to the Signing Date which, in any event, should include (i) a statement on the choice of the Spanish legislation to govern the Agreement and Finance Documents of which they are a party, and application in the country of their jurisdiction; and (ii) a statement that any ruling or sentence issued in Spain regarding the Finance Documents shall be duly recognized and applied in the country of their jurisdiction;
(d)	Copy of the Financial Model summary.

(e)	Graph containing the updated structure of the Group indicating each company’s contribution to EBITDA and Total Assets, a copy of which is included in this Agreement as Appendix 7.
(f)	Signed copy of the public deeds recording the Treasury Stock Acquisition Agreement, to the Lender’s satisfaction, and a certificate proving that any conditions for its effectiveness may be subject to have been met, with the exception of the payment of the price.
4	MATURITY AND REDEMPTION

All the amounts drawn down under the Loan shall be fully repaid by the Borrower no later than the Final Redemption Date. It is clear, therefore, without prejudice to the full application of any other provision this Agreement may contain, that the Borrower shall have fully repaid the Loan’s principal on the Final Redemption Date, and have paid any interest, commission fees, tax, expenses and any other obligations that may have arisen thereof.

5	INTEREST

5.1	Accrual

The Loan’s principal drawn down and not repaid shall accrue interest in favor of the Lender at the interest rate set forth in Clause 8.
5.2	Annualized daily accrual during each Interest Period

Interest shall accrue on a daily basis and shall be calculated (based on a year containing three hundred and sixty (360) days) according to the calendar days elapsed during each Interest Period, including the first and excluding the last such day.
6	INTEREST RATE

6.1	Interest Periods

For the purposes of calculating interest, the time interval between the date of the Drawdown and the Final Redemption Date shall be divided into successive Interest Periods and the first day of each such Interest Period shall coincide with the last day of the immediately preceding Interest Period.
6.1.1	Duration of Interest Periods. Unless set forth otherwise herein, the Interest Periods shall be of three (3) months.

Notwithstanding the foregoing, no final date of an Interest Period under the Loan may be later than the Final Redemption Date. In any event, the Loan’s last Interest Period shall necessarily coincide with the Final Redemption Date, even though it could involve such Interest Period lasting months and/or weeks and/or days.

6.1.2	Termination of an Interest Period on a non-business day. To calculate the Interest Period should its last day not fall on a Business Day, interest shall mature on the first subsequent Business Day, unless such day should correspond to the following calendar month, in which case the Interest Period shall be construed to have matured on the immediately preceding Business Day.
6.2	Interest Rate

The nominal annual interest rate that applies to each Interest Period shall be determined pursuant to the provisions set forth in Clause 8.

7	PAYMENT OF INTEREST

The interest accrued during an Interest Period shall be settled and paid by the Borrower into the Payment Account on the date each Interest Period comes to an end.

8	INTEREST RATE CALCULATION

8.1	Calculation

The nominal annual interest rate that applies to the Interest Periods into which the Drawdown is divided as set forth herein shall be determined by the Lender by means of adding the margin set forth in Clause 8.3 to the corresponding reference interest rate (or the relevant replacement rate, if appropriate) of the Drawdown pursuant to Clause 8.2

8.2	Reference and replacement interest rates
8.2.1	Reference Interest Rate. The reference interest rate shall be the 3-month EURIBOR rate. EURIBOR is understood as the monetary market reference rate of the Euro zone which, pursuant to the relevant rules laid down by the European Banking Federation, as published on REUTERS’ EURIBOR1 screen, or whatever may replace it at any time, at approximately 11 a.m. (CET) of the third Business Day immediately prior to the start of the Interest Period in question, for deposits in Euros for the same term as that of the Interest Period. If such rate does not appear on this screen for the period of time indicated, the reference interest rate shall be calculated by means of the linear interpolation of the two rates corresponding to the closest periods by excess or default (or, otherwise, by applying the rate that corresponds to the closest period). Justified expenses and corresponding taxes shall be added to such reference interest rate, which is normally done when it is established on the interbank market.

8.2.2	Replacement Rate. Should it be impossible to determine the reference interest rate according to subsection 8.2.1, a replacement interest rate determined as follows shall be applied during this Interest Period:
(i)	Amount of replacement rate: the replacement rate shall be the result of the arithmetic average of the interbank interest rates offered by Reference Institutions to leading banks in the European interbank market on the second Business Day prior to the start of the Interest Period for deposits in Euros during a period equal to the Interest Period in question (or, otherwise, for the closest period, by applying the lower rate in event of equivalent time periods). Justified expenses and corresponding taxes shall be added to such reference interest rate, which is normally done when it is established on the interbank market.

(ii)	Reference Institutions: The Lender may not in any way be considered a Reference Institution.

(iii)	Mechanism used for establishing the replacement rate: During the morning of the second Business Day prior to the starting date of the corresponding Interest Period, the Lender shall request Reference Institutions to provide the interbank interest rates applicable with which the Lender must calculate, on that same day, the arithmetic average indicated in subsection (i) above. Should any Reference Institution fail or be unable to indicate such interest rate, the arithmetic average of Reference Institutions in the market shall be used, whenever at least two institutions are available.

(iv)	Replacement Institutions of Reference: Any Institution of Reference shall cease to be deemed as such when it ceases to provide the necessary information with regard to one or more Interest Periods or if it is merges or is taken over by one of the Lender or become the Lender through acquiring a stake in the Loan related to this Agreement. Such Institutions of Reference shall be replaced through a new appointment made by the Lender.
8.2.3	Return to the ordinary interest rate. Replacement rates shall no longer be used when the circumstances requiring their application cease to exist, thereby giving rise to normal circumstances as from the following Interest Period, during which the procedure for determining the reference interest rate shall be re-established.
8.3	Margin
8.3.1	Initially, the Margin that applies to the Drawdown shall amount to TWO POINT SEVENTY-FIVE PERCENT (2.75%) on an annual basis. Nonetheless, such Margin shall be amended, where appropriate, after 31 December 2009 on the basis of the Debt Ratio in accordance with the procedure set forth in this Clause.

For purposes of the provisions contained in this Clause, the Borrower shall provide the Ratio Compliance Certificate containing the Debt Ratio value resulting from the Consolidated Financial Statements of each financial year, along with the annual Consolidated Financial Statements to be provided to the Lender in accordance with the provisions set forth in subsection 18.1.2 .
8.3.2	For the purposes set forth in this Clause, the value of the new Margin applicable according to the Debt Ratio shall be determined based on the Consolidated Financial Statements for the year ending on the December 31, 2009.

8.3.3	If the result of the Debt Ratio is within the values indicated below, the percentage applicable as a Margin of the Drawdown as from the First Interest Period that starts on or after the December 31, 2009 and until the afore-mentioned ratio is recalculated, shall be the margin indicated in the following table:

		Above	Above	Above	Above
		2.50x and	2.00x and	1.50x and	1.00x and
		equal to or	equal to or	equal or	equal to or	Equal to or
Debt	Above	less than	less than	less than	less than	less than
Ratio	3.00x	3.00x	2.50x	2.00x	1.50x	1.00x
Margin	4.50%	3.00%	2.75%	2.50%	2.25%	2.00%
8.3.4	For the purposes set forth in subsection 8.3.3 above, the new percentage applicable as a Margin of the Drawdown shall begin to apply to the Interest Periods commencing on or after the date on which the Lender receives the Consolidated Financial Statements and the corresponding Ratio Compliance Certificate from the Borrower.

8.3.5	If it were impossible to verify the Debt Ratio due to a breach by the Borrower of its obligations to deliver the Financial Statements and the corresponding Ratio Compliance Certificate, or if, at that time, any Termination Events were still pending resolution or consent by the Lender, the applicable Margin shall be the highest on the scale set forth in subsection 8.3.3 above until the Debt Ratio has been duly verified. The corresponding Margin for Interest Periods according to the preceding scale that commence after verifying the calculation shall be applied once again.
8.4	Procedure used to set the interest rate
8.4.1	Determination by the Lender. The Lender shall calculate the interest rate applicable to each Interest Period and shall give the Borrower written notice thereof during the second Business Day prior to the date on which the Interest period in question starts (or, assuming that the replacement reference rate applies, as soon as possible during the course of such Business Day).

8.4.2	Binding nature of the determination, errors excepted. The interest rate determined by the Lender shall be binding for the Borrower, errors excepted, in which case, the relevant correction shall be made.

8.5	Market breakout
8.5.1	Market breakout: notice. If, due to exceptional circumstances, the Lender cannot make the debit transactions necessary on the interbank monetary market for financing the funds loaned according to the corresponding deadline, currency and amount agreed upon, it shall immediately give notice thereof to the Borrower.

8.5.2	Adaptation of Interest Periods and Interest rate. The duration of the applicable Interest Period shall then be justifiably determined by the Lender in view of the deadlines established on the market for debit transactions necessary for continuing to finance the Loan, where appropriate. If these deadlines are one (1) day or similar, the interest rate applicable shall be EONIA.

For the purposes established in this subsection, EONIA means the Euro Monetary Market reference rate resulting from applying the appropriate valid agreement, under the sponsorship of the European Banking Federation and the Financial Markets Association (the currently agreement indicates the reference rate on the Telerate screen between 6.45 p.m. and 7 p.m. (Central European Time) for loans with delivery of funds on the Business Day on which the corresponding Interest Period starts), for one-day deposits in Euros, plus justified expenses normally applicable to the time determined on the interbank market, as well as corresponding taxes.

8.5.3	Loan Renegotiation. If the exceptional prevailing circumstances foreseen in subsection 8.5.1 above prevent the Lender from making the debit transactions indicated, the Lender shall determine loan renegotiation and the Borrower and Lender shall negotiate the measures to adopt to adapt the loan related to this Agreement to the new circumstances, in good faith. Assuming that the parties do not reach an agreement in a maximum of thirty (30) calendar days as from the Lender’s decision and notwithstanding the fact that such period shall not suspend any of the Borrower’s obligations on account of this, this Agreement shall be terminated early at the end of the period indicated. Any redemption resulting from the application of this subsection shall be exempt from any commission or penalties.
9	INTEREST ON ARREARS
9.1	Accrual of interest on arrears of the outstanding principal

The matured outstanding principal amount of the Loan shall accrue interest on arrears as from its maturity date without the need for a daily reminder, which shall be the interest rate applicable by virtue of Clause 12.1, plus TWO HUNDRED BASE POINTS (200 b.p.) on the understanding that the reference interest rate shall not be EURIBOR but EONIA (as set forth in paragraph, 8.5.2).

9.2	Accrual of arrears interest on other unpaid amounts

Net interest not paid by the Borrower shall be capitalized on a monthly basis and, as a result, the interest on arrears set forth in Clause 9.1 shall accrue.

9.3	Settlement and payment of interest on arrears

The interest on arrears set forth in Clauses 9.1 and 9.2 shall be settled and paid by the Borrower on a monthly basis as from the start date of the arrears.

9.4	Court-imposed interest

The arrears interest set forth in clauses 9.1 and 9.3 shall also include court-imposed interest for the purposes of the provisions set forth article 576.1 of the Civil Proceedings Law (or in any other similar legal provisions that may replace it in the future).

10	VOLUNTARY EARLY REDEMPTION
Notwithstanding the provisions of Clause 4, the early voluntary redemption of the Loan shall be governed by the following rules:
10.1.1	Minimum amount, early redemption multiples and proportionality. Except for redemption of the entire Loan, early voluntary redemption may only take place for a minimum amount of THREE HUNDRED AND FIFTY THOUSAND EUROS (€ 350,000) or, should it be higher, in multiples of such amount.

10.1.2	Prior notice of each early redemption. The Borrower shall give the Lender written notice of its intention at least ten (10) Business Days prior (or shorter period accepted by the Lender) to the date on which the redemption is to occur and state the amount and the date of the early redemption that should, however, coincide with the final date of an Interest Period.

10.1.3	Voluntary early redemption commission fee. Early voluntary redemption shall not generate commission fees for the Lender, notwithstanding any Breakthrough Costs that may arise, where appropriate, as long as the funds used to effectuate such redemption come from the Borrower’s cash and bank or from any contribution made by its shareholders. However, should such funds come from any other source of external financing, the Borrower shall be obliged to pay the Lender, on the same date as the redemption is performed, a commission fee amounting to ONE PER CENT (1%) of the Loan amount outstanding redemption on such date.

10.1.4	Redemption on a non-business day. If any of the redemption dates does not fall on a Business Day for any reason whatsoever, either due to it being an ordinary or early voluntary redemption, it shall be construed that such redemption is to take place on the following Business Day, unless such day falls in the following calendar month, in which case payment must be effectuated on the immediately preceding Business Day.

10.1.5	Irrevocability of notice of early redemption . Once notice of early redemption has been received by the Lender, it shall be deemed irrevocable unless set forth otherwise in the Agreement.

10.1.6	Definitive nature. Any amounts redeemed early may not be drawn down again by the Borrower.
11	COMPULSORY EARLY REDEMPTION

11.1	Notwithstanding the provisions set forth in Clause 4, the Borrower shall redeem the Total Amount of the Loan early without this accruing any commission for the Lender or any penalties for the Borrower, without prejudice to the accrual of any Breakthrough Costs, where appropriate, under the following circumstances and for the following amounts:
11.1.1.	should a change of control come about in the Lender as set forth in Clause 12.5;

11.1.2.	should a legal breach as set forth in Clause 12.2 come about; and

11.1.3.	should an agreement between the Borrower and its executives be reached leading to the early handover of the Treasury Stock to them due to any reason whatsoever as part of their compensation pursuant to the corresponding variable remuneration plan, an amount equivalent to the market price of the shares handed over shall be paid back as early redemption.
11.2	Notwithstanding the provisions set forth in Clause 4, the Borrower shall have to redeem the Loan Amount early without it leading to any kind of commission fee for the Lender or any kind of penalty for the Borrower, without prejudice to Breakout Costs, and only in the event that on the corresponding date there were no further outstanding payments to be made under the Syndicated Financing Agreement for the following items and the following amounts:

11.2.1	should any Group company receive one or more instances of compensation for an annual accumulated amount that exceeds two hundred thousand euros (€ 200,000) from any claim made under the aegis of insurance policies taken out by such companies (apart from third-party liability insurance), an amount equivalent to the compensation received shall be destined to early redemption of the Loan Amount, except in the event that the amounts received are applied to the repair or replacement of assets within one hundred and eighty (180) days from the date of receiving the relevant compensation;

11.2.2	in the case of (i) the sale, leasing, transfer or disposal of any assets; or (ii) the sale, transfer or disposal of shares and stakes in any of the Material Subsidiaries belonging to the Borrower or any of the Guarantors where the total price obtained is not reinvested in the Borrower’s business at market prices within the ninety (90) days following the collection of the price, an amount equivalent to the total price thus obtained shall be destined to the early redemption of the Loan Amount. However, when the total price thus obtained is reinvested within the aforementioned deadline and exceeds twenty million euros (€ 20,000,000), an amount equivalent to fifty per cent of such price exceeding twenty million euros (€ 20,000,000) shall be destined to the early redemption of the Loan Amount; and

11.2.3	should a Transaction in the Capital Markets come about, an amount equivalent to the amount obtained from such transaction shall be destined to redeeming the Loan Amount.
11.3	Redemption date. The Borrower shall proceed with the early redemption of the amounts mentioned in subsections 11.1 and 11.2 above on the first date an Interest Period of the Drawdown terminates, which takes place after the event that gave rise to the early redemption.

11.4	Prior notice of each early redemption. The Borrower shall (i) give the Lender in written notice as soon as it is aware of the occurrence of any circumstance that may give rise to compulsory early redemption pursuant to the provisions of subsections 11.1 and 11.2 above; and (ii) have given the Lender written notice of the cause of such early redemption at least ten (10) Business Days before the date on which it occurs (unless this results in a shorter period from applying the provisions of subsection 11.3), indicating the amount and date of the early redemption.

11.5	Irrevocability of the early redemption notification. Once notice of early redemption has been received by the Lender, unless indicated otherwise in the Agreement, it shall be considered irrevocable.

11.6	Definitive nature. The amounts redeemed early may not be drawn down again by the Borrower.

12	CHANGE OF CIRCUMSTANCES

12.1	Cost increase
12.1.1	Repercussion. If, due to legal or regulatory provisions (or due to their interpretation or application by the competent authorities), obligations or restrictions are imposed on the Lender which, on account of its participation in this transaction, implies for the latter an increase in the cost of funds taken in the interbank monetary market to which the Lender turns for financing this Agreement or an increase in the consumption of its own resources, or if limitations are imposed on the interest rates or commissions fees entailing a reduction of revenue to which the Lender was entitled by virtue of this Agreement, the Borrower shall be obliged to compensate the Lender.

12.1.2	Exceptions. The provisions of subsection 12.1.1 above shall not apply to increases in costs which, where appropriate, are covered by the application of other clauses of this Agreement or which are due to behavior that is solely attributable to the Lender.

12.1.3	Calculation of the repercussion. Compensation by the Borrower in accordance with the preceding subsections shall be set at the amount transferred by the Lender based on a reasoned and sufficiently detailed justification submitted by the Lender.

12.1.4	Cancellation due to an increase in costs. Should the Borrower be obliged to offset an increase in the Lender’s costs by virtue of the provisions of subsection 12.1.1, the Borrower may cancel the Loan.
12.2	Unforeseen breach of contract

If, at any time after the Signing Date, the fulfillment of any of the obligations set forth under the Agreement should imply a breach of any legal or regulatory provision or orderly compulsory measure by the Lender, or binding criteria for its interpretation, which is issued by a competent official authority or body, the Lender may cancel all obligations arising from this Agreement, by giving the Borrower notice thereof. In such circumstances, the Borrower shall be obliged to reimburse the Loan amount to the Lender and, at the same time, to pay the corresponding interest calculated up to the date on which payment is actually made, as well as any expenses and other amounts that must be paid by virtue of this Agreement on the date the interest period underway terminates (or, where appropriate, in the period legally permitted, if this is shorter).
12.3	Mitigation of consequences of the change in circumstances
12.3.1	Mitigation. Should the Lender be affected by any of the circumstances indicated in clauses 12.1 or 12.2, it shall strive to make them commercially reasonable to mitigate their consequences.

The preceding subsection shall in no way limit or affect the Borrower’s obligations under this Agreement.

12.3.2	Limitation of liability. The Borrower shall immediately indemnify the Lender for any costs and expenses reasonably incurred by it, at the former’s consent, as a result of actions carried out in compliance with subsection 12.3.1 above.

The Lender shall not be obliged to perform the actions set forth in subsection 12.3.1 if, in its reasonable opinion, this could prejudice it or if it is not totally convinced that any expenses incurred shall be fully reimbursed.
12.4	Favorable change of circumstances

Assuming that the circumstances described in Clause 12.1 directly and inversely increase revenue for the Lender, the real advantage verified and experienced by the Lender shall be reversed.
12.5	Change of control

In addition to ordinary redemptions and obligatory redemptions set forth above in this Agreement, the Lender may request the early redemption of the total amounts drawn down and pending redemption related to the Loan, as well as payment of any interest, commission fees and other expenses as these become due within at most fifteen (15) days as from the receipt of the related request, on the assumption that a person or entity other than Abengoa, S.A., individually or acting jointly with others, obtains control of the Borrower after the Signing Date.

The Borrower should notify the Lender of the occurrence of this takeover of control as soon as it is informed.

For these purposes, “control” shall be construed as:
(a)	capacity or power (be it through ownership of shares, special power, agreement, agency or another form) to:
(i)	vote for or control the votes of over 50% of voting rights exercised at the Borrower’s general meeting;

(ii)	appoint or dismiss all or over 50% of the members of the Borrower’s board of directors; or

(iii)	establish guidelines with regard to the Borrower’s operating and financial policies, which must be accepted by directors or similar personnel; or
(b)	ownership of over 50% of part of the Borrower’s issued equity capital, which corresponds to ordinary or another type of shares that, in each case, are entitled to vote.
Likewise, for these purposes, “acting jointly” means a group of parties who, in compliance with a formal or informal contract or agreement, actively cooperate through directly or indirectly purchasing shares in the Borrower’s equity capital with a view to obtaining or consolidating control over the Borrower.
13	COMMISSION FEES AND EXPENSES
13.1	Drawdown commission fee

The Borrower shall pay the Lender a fee equivalent to FIFTY PERCENT (50%) of the Margin applicable at any time and on an annual basis over the Total Sum of the part of the Loan not drawn down, which shall be accrued daily from the Signing Date (included) up until the date when the Drawdown Period of the Loan terminates and it shall be settled and payable by the Borrower at the end of each calendar quarter.

13.2	Opening and study commission fee

The Borrower shall pay the Lender a commission fee for the opening and study of the Loan jointly equivalent to 2.00% of the Loan Amount, which shall be due on the Signing Date and shall be paid by the Borrower by authorizing the charging of the Payment Account on the first of either of the following dates: (i) the date on which thirty (30) days have elapsed from the Signing Date; or (ii) the date the Drawdown is made.

13.3	Expenses and taxes

The Borrower shall be responsible for paying any expenses and taxes arising from signing and executing this Agreement and especially, court or out-of-court expenses and attorneys’ and procurators’ fees (even when their involvement is not mandatory) or any others that may arise from the preparation, interpretation, amendment or execution of this Agreement and other Loan Documents, or guaranties or procedures necessary for their fulfillment (particularly including notary’s fees for publicly recording this Agreement and/or other Loan Documents public and issuing the first authorized copies thereof to the Lender).

The Borrower shall likewise be responsible for any expenses arising from advertisements and publicity on the loan related to this Agreement and any other costs or expenses incurred by the Lender by virtue of or due to this Agreement or the Loan related to it.

14	TAXES

14.1	Net payment of taxes

All principal amounts, interest, commissions, costs, expenses or any other amounts that must be paid by the Borrower under this agreement shall be net of any type of tax deduction or retention. The Borrower shall therefore pay the Lender the additional amounts necessary for them to receive the whole amounts they would have received if these taxes, duties, rates or controls did not exist.

The above shall only apply should the Lender not be domiciled in Spain whenever, before a date established for paying interest, it has supplied the Borrower with a residence certificate valid on such date issued by the appropriate tax department which confirms their residence for tax purposes in a European jurisdiction and whenever they do not act through a country or territory legally classed as a tax haven, pursuant to the provisions of Royal Decree 1080/1991 of the 5th July.

Likewise, if the Lender demands any payment into an account of taxes on any sum received or receivable by the former pursuant to this Agreement, which shall include a detailed liquidation of the amount claimed, the Borrower, at the request of the Lender, shall immediately indemnify the latter for such payment and for all kinds of interest, sanctions or expenses that may arise or must be paid with regard to this and that are not attributable to the Lender. The content of this paragraph shall not apply in case of any tax that encumbers the net benefits of the Lender and that is applicable in the jurisdiction where the latter is domiciled or from where it is loaning funds by virtue of this Agreement. All of the above notwithstanding the fact that the provisions of the first paragraph of this Clause 14.1 apply to eventual deductions or retentions applicable by virtue of the norms that rule such tax.

14.2	Tax letters of payment

If, at any time, the Borrower is ordered to make any deduction or retention with regard to any amount owed by it pursuant to this Agreement (or, if their type of form according to which such deductions or retentions must be calculated vary at a later date), the Borrower shall immediately notify the Lender of this.

If the Borrower makes any type of payment pursuant to this Agreement with regard to which it is requested to make a reduction or retention, it shall pay the tax authority or any other competent entity, the total amount it is requested to deduct or retain within the period permitted for such payment according to the applicable law, and shall provide the Lender with the original payment letter (or a certified copy of it) in a maximum of thirty (30) days following that on which payment has been made to the competent authority. The letter shall be issued by such authority, which confirms payment made to it of all amounts that must be deducted or retained with regard to the part of such payment that corresponds to the Lender.

14.3	Recovery and reversion of tax withholdings

Should an additional payment be made by the Borrower by virtue of Clause 14.1 and the Lender considers that it has recovered the amount withheld, deducted or paid into account, which had caused such additional payment, such an amount shall be collected by the Lender from the Borrower as soon as possible after its actual recovery. Nevertheless, nothing in this Clause 14.3 shall oblige the Lender to alter the tax management followed to date.

14.4	Early cancellation due to an increase in costs.

If, in an unforeseeable and unexpected manner the Borrower is obliged to make additional payments on account of the application of deductions or withholdings with regard to the Lender by virtue of the provisions set forth in Clause 14.1, the Borrower may cancel and redeem its share in the Lender’s Loan.

15	PAYMENTS AND INDEMNITIES

15.1	Means of payment

The Borrower shall make the payments due by virtue of this Agreement pursuant to the following terms and conditions:

15.1.1	Time, hour and value date: Payments should be made on the due date, without the need for a daily reminder, before 10 a.m. with the same-day value.

15.1.2	Foreign currency: Payments should be made in Euros, except for those concerning costs, expenses or taxes, which should be made in the currency in which they incurred or were generated.

15.1.3	Payment Accounts: Payments due by the Borrower by virtue of this Agreement should be made into the Payment Account and the Lender shall be expressly and irrevocably authorized to deposit into such accounts any amounts owed by the Borrower by virtue of this Agreement.
15.2	Reliability and irrevocability of payments

Payments shall be considered made and legal when a firm and irrevocable deposit has been made into the Lender’s accounts in accordance with customary banking practices.
15.3	Allocation

The payment allocation scheme shall be the following:
15.3.1	Item allocation: Payments made by the Borrower under the Loan shall be allocated to matured debts in the following order:
(i)	arrears and ordinary interest;

(ii)	fees and commissions;

(iii)	expenses and taxes;

(iv)	indemnities and additional compensations foreseen in Clause 12;

(v)	legal costs; and

(vi)	principal amount.
15.3.2	Allocation by date: Within each item and notwithstanding the provisions for obligatory cancellation, the oldest debt shall be paid before the most recent one. However, if for any reason, the most recent debt is paid, this shall not imply that Lender shall renounce collection of the older debt.
15.4	Offsetting of Balances

All credits subject to offsetting, which the Borrower or Guarantors may hold or possess by virtue of accounts, deposits or any other title, on behalf of or at the Lender, shall be applied to the payment of their respective Loan liabilities (without prejudice to the applicable mandatory regulations and, especially, the provisions of the Bankruptcy Law that applies in the event of the Borrower’s bankruptcy).
15.4.1	Net asset investment and foreign currency conversion. The authority foreseen in this Clause 15.4 shall be directly applicable to net or easily payable credits, although these are not denominated in the foreign currency of the obligation owed, in which case Lender may make the conversion corresponding to the types of market in force at the time.

15.4.2	Disposal of listed securities. Concerning listed securities, the Lender shall be authorized to dispose of them at the expense and risk of the Borrower or Guarantor in question at the best possible price and then, with regard to the net price obtained, carry out the transactions set forth in this Clause 15.4 and convert foreign currency, where appropriate.

15.4.3	Reimbursement of amounts charged in excess, notwithstanding other listings. Should, as a result of the transactions set forth in this Clause 15.4, the Lender charges an amount exceeding the proportional amount of its credits to the Borrower by virtue of this Agreement, the former shall be obliged to reimburse such excess amount immediately to the Borrower, solely should there be no other possibility in view of the relationship between the Lender and the Borrower other than the ones set forth herein or, in general terms, as regards the Loan.
15.5	Indemnification of the damages caused to the Lender

The Borrower undertakes to hold the Lender harmless:
(a)	paying the costs incurred as a consequence of an redemption or payment made on a date other than the normal due date of the obligation or on a date other than the last day of an Interest Period or in a currency other than the currency in which the debt is denominated;

(b)	against all costs or claims brought in connection with this Agreement, duly demonstrated damages, necessary expenses (including legal fees) or liabilities (excluding any loss of profit other than as provided for in part (a) above), along with the applicable VAT, incurred or sustained by any of them as a consequence of any termination event or breach by the Borrower or by any of the Guarantors of the obligations assumed by them under this agreement and

(c)	against any duly proven harm or damage suffered by the Lender as a result of contributing or committing the funds corresponding to its participation in the Drawdown when such Drawdown is not delivered to the Borrower as a result of the terms set forth in any of this Agreement’s provisions.
16.	ACCOUNTS

16.1	Lender’s Account

The Lender shall open and maintain its own books in any account corresponding to the Loan that is subject to this Agreement and from which any amounts drawn down shall be debited under this Agreement and to which any interest, commission fees, expenses, interest on arrears, additional costs and any other amounts that may be incurred by the Borrower as regards the Loan shall be credited in accordance with Clause 15, so that the balance of such account shall at all times reflect the amount owed by the Borrower under this Agreement.

16.2	Maintenance of accounts in the event of assignment

In the event of an assignment pursuant to Clause 19 hereinafter, the Borrower shall cancel part or all of the accounts and the assignee may then open the corresponding accounts.

17	LENDER’S AND THE GUARANTORS’ STATEMENTS

17.1	Statements

The Borrower and each one of the Guarantors make the following statements to the Lender (as regards themselves and the companies of their Group ):
17.1.1	Legal Status: They are validly incorporated companies according to the laws in their jurisdictions with the legal capacity to own assets and to pursue their business objectives in the manner in which they currently do so.

17.1.2	Binding obligations: all of the obligations assumed under this Agreement or in the execution, fulfillment or development thereof are legal, valid, binding and enforceable.

17.1.3	Non-existence of conflicts with other obligations: Neither the formalization nor the execution or fulfillment of the Financing Document is or will be in conflict with (i) any applicable law or regulation; (ii) any incorporation documents or bylaws or (iii) any instrument or agreement binding on them or their assets and will not enable the other parties to those agreements to terminate or modify them in any way.

17.1.4	Ability to act: They have the capacity to act, to execute this Agreement and to comply with all of the rights and obligations derived thereof;

17.1.5	Powers of attorney and authorizations: They have obtained (and have kept up to date) all necessary authorizations and have followed the required procedures for (i) allowing them to sign and comply with all of the clauses of the Financing Documents to which they are parties and (ii) to ensure that the Financing Documents to which they are parties are admissible as evidence in their respective jurisdictions;

17.1.6	Applicable legislation and jurisdiction: (i) the choice of Spanish common law as the governing law of the Contract and the Financing Documents to which they are parties shall be recognized and applied in the country of jurisdiction and (ii) any ruling or decision issued in Spain in relation to the Financing Documents shall be recognized and applied in the country of their jurisdiction.

17.1.7	Tax deductions: they are not obliged, as of the Signing Date, to make any tax withholdings against the payments made under this Contract to the Lender.

17.1.8	Absence of registry and document fees: According to the legislation in their jurisdictions, it is not necessary for the Financing Documents to be filed with, inscribed or registered with any court or any other body or for any document, registration or similar fees to be paid in relation to the Financing Documents or the transactions foreseen in them.

17.1.9	Non-existence of Early Termination Events: There are no Termination Events or circumstances which, with the passage of time, would constitute a Termination Event.

17.1.10	Veracity of the information supplied:
(i)	All of the information provided by any Group company is and shall be true and accurate in all substantial aspects on the date on which it is provided or the date to which it refers;

(ii)	The financial forecasts contains in the Financial Model provided to the Lender were drawn up on the basis of recent historical information and reasonable assumptions;

(iii)	All of the written information provided to the Lender by any member of the Group is true, complete and accurate in all substantial aspects as of the date on which it was provided.
17.1.11	Financial statements: The consolidated and individual financial statements of the Borrower and the Guarantors for the period ended 31 December 2008 are complete and accurate and present a faithful image of the financial situation as of the date on which they were prepared and were drawn up according to generally accepted accounting rules. As of the Signing Date, there had been no Substantial Adverse Effect since 31 December 2008.

17.1.12	Pari passu: The rights of the Lender under the Financing Documents are equal in rank to those of other non-guaranteed creditors of the Borrower and the Guarantors, with the exception of the creditors referred to in sections 3 and 4 articles 90.1 of the Bankruptcy Act or sections 1 through 5 of Article 91 of the Bankruptcy Act.

17.1.13	Litigation: To the best of the Borrower’s and the Guarantors’ knowledge, no litigation has been brought or is pending and there are no announcements of any lawsuits, proceedings or administrative claims to be brought before any court or arbitration panel against them or against their respective subsidiaries or against any of their assets which, in and of itself or together with other proceedings or claims, could result in a Substantial Adverse Effect.

17.1.14	Environmental compliance: They have complied in all substantial aspects with their environmental obligations and with all applicable environmental laws, including those which refer directly or indirectly to contamination, pollution, waste, dumping or emissions of toxic or hazardous substances in relation to the property owned, leased or occupied by the Borrower, the Guarantors or the Subsidiaries, when such non-compliance could reasonably be expected to result in a Substantial Adverse Effect.

17.1.15	Environmental claims: To the best of their knowledge, there are no environmental claims now pending or any intention to bring any environmental claims against the Borrower or the Guarantors, which could result in a Substantial Adverse Effect.

17.1.16	Regulatory compliance: (a) They are up to date in all substantial aspects in all applicable fiscal, mercantile, commercial, civil, labor and social security obligations relative to their assets, and have not been delinquent or penalized (except (i) when payment has been appealed in good faith (ii) when the necessary reserves have been set up to cover their obligations or (iii) when such payments can be legally retained) and there is no reason to believe that any tax-related claims will be brought against the Borrower or the Guarantors and (b) they are in compliance with all civil, mercantile, administrative, fiscal, labor and other applicable rules and regulations.

17.1.17	Licenses: (a) They possess valid authorization, approvals and licenses required to conduct their business and have not committed any breach relative to the terms and conditions governing them; (b) they have not been notified of any modification or variation of the conditions of any such authorizations, approvals or licenses which would result in a Substantial Adverse Effect; (c) they have not received any notice from the competent authorities informing them of the lack of any needed authorization, approval or license in which they are ordered to apply for or obtain them; and (d) as of the Signing Date there is no reason to believe that any of the authorizations, approvals or licenses they possess will be revoked or cancelled.

17.1.18	Non-existence of bankruptcy situations: (i) Neither the Borrower nor the Guarantors are in the process of any bankruptcy proceedings or reorganization process or other proceedings of a legal or private nature in connection with a situation of insolvency or inability to meet their payment obligations; (ii) the value of the Borrower’s and/or the Guarantors’ assets is not less than the value of their liabilities (taking into account for these purposes any contingent and future obligations; and (iii) no payment moratorium has been declared in relation to any of the Borrower’s and/or the Guarantors’ debt.

17.1.19	Non-existence of charges on assets: there are no charges or encumbrances on the assets of the Borrower or the Guarantors other than the Existing Guaranties described in Appendix 5.

17.1.20	Personal guaranties: No personal guaranties have been given to third parties other than the Existing Guaranties described in Appendix 5. More specifically, no personal guaranties have been extended guarantying any obligations undertaken by companies belonging to the group controlled by Abengoa, S.A. (excluding the Group for such purposes).

17.1.21	Non-existence of breach: There have been no circumstances which constitute or which, merely due to the passage of time, would constitute any contravention or breach of any agreement or instrument which binds, affects or obliged the Borrower or the Guarantors or any of their assets.

17.1.22	Third-party guaranty: Neither the entering into of this Agreement nor the rights and obligations arising hereof shall be used by the Borrower or the Guarantors to guaranty part or all of their present or future income or assets in favor of third parties.

17.1.23	Information: To the best of their knowledge, there are no events or circumstances which have not been communicated to the Lender which, were they to occur, could have a substantial negative influence on the decision of the Lender to grant the Loan to the Borrower under the terms of this Agreement.
17.2	Reiteration of Statements and Guaranties

The statements and guaranties set forth in sections 17.1.1 to 17.1.6, 17.1.9, 17.1.10, 17.1.11 to 17.1.19 and 17.1.21 are construed to have been reiterated mutatis mutandis and by reference to the facts and circumstances existing then or applicable on the dates on which a Drawdown Request is sent and on the starting date of each Interest Period and, in relation to any new Guarantors who are added to the Contract pursuant to the terms of section 26.3.2 on the joining date.

18	OBLIGATIONS

18.1	Reporting Obligations

The Borrower and the Guarantors (or the Borrower where specifically established) undertake to comply with the following reporting obligations:
18.1.1	Handover of documents and financial information: The following documentation or financial information will be delivered to the Lender:
(i)	as soon as approved by the general meeting of shareholders and at the latest within seven (7) days of being filed with the SEC, but in any event within one hundred eighty (180) days of the end of the fiscal year: (a) the audited Consolidated Annual Financial Statements for that fiscal year and (b) the audited Individual Annual Financial Statements (provided they are legally obliged to have them audited; otherwise, unaudited) of the Borrower and of each Guarantor for the fiscal year in question and

(ii)	as soon as available but in any case no later than the earliest of (i) the date that is seven (7) days after that on which they must be submitted to the SEC and (ii) sixty (60) days after the end of each six-month period of the fiscal year: (a) the unaudited Consolidated Annual Financial Statements for the six-month period in question and (b) the unaudited Individual Annual Financial Statements of the Borrower and of each Guarantor for the six-month period in question that were used to prepare the Consolidated Financial Accounts.
The financial statements submitted under this section shall be certified by a duly authorized representative of the company who shall declare that they accurately represent the company’s financial situation as of the date on which they were prepared.

18.1.2	Certificates of compliance. Along with the six-month and annual Consolidated Financial Statements submitted by the Borrower under section 18.1.1 above, the Borrower shall also submit the Ratio Compliance Certificate to the Lender.

Each Ratio Compliance Certificate shall identify all of the Acquisitions without Recourse and the Project Companies, along with those excluded by the Borrower’s auditor pursuant to the definitions included under Clause 1.1 of this Agreement (except as otherwise agreed upon by the Borrower and the Lender). Furthermore, a description of the compliance guaranties delivered in relation to non-recourse factoring transactions held by any Group company that are referred to in section 18.2.7 below, describing the nature of the guaranties in detail and the scope of the obligations guarantied shall be included in the Ratio Compliance Certificates attached to audited Consolidated Annual Financial Statements.

The Ratio Compliance Certificates shall be signed by a duly authorized representative of the Borrower and, if accompanied by the audited Consolidated Annual Financial

Statements, must be certified by the Borrower’s auditors as shown on the sample attached hereto as Appendix 2.

18.1.3	Auditor’s report, access to auditors in the case of delay. The Auditor’s Report on the Borrower’s Consolidated Annual Financial Statements shall be submitted according to the terms indicated in (i) of section 18.1.1. If this were not the case, the Lender may consult the Borrower regarding the reasons for the delay. If Lender does not receive a satisfactory reply within three (3) days, the Lender may consult the Borrower’s auditor regarding the reasons for the delay and the perspectives in terms of the final content of the auditor’s report.

18.1.4	Relevant events or circumstances and additional information. The Borrower undertakes to inform the Lender in writing and in sufficient detail of the following events or circumstances:
(i)	Relevant events: any event that is relevant to the business or expectations of the Borrower or the Guarantors or that has or could have a substantial effect on their solvency, notwithstanding, where applicable, the prior or simultaneous fulfillment of the applicable regulatory obligations, in particular and without limitation, the prior or simultaneous fulfillment of any reporting obligations on the part Borrower to the SEC.

(ii)	Litigation: any effective, imminent or pending judicial, arbitration or administrative proceeding against any member of the Group that could result in a Substantial Adverse Effect.

(iii)	Grounds for termination: immediately and as soon as it becomes known, any event constituting grounds for termination that has occurred and can reasonably be expected to occur (and any measures being taken to correct it).

At the Lender’s request, the Borrower shall, as soon as possible, provide a certificate signed by a representative with sufficient powers confirming the non-existence of grounds for termination.

(iv)	Additional information. The information reasonably requested by the Lender on the financial and operating situation of any Group company.
18.1.5	Inspection of books and records. At the Lender’s request, with at least 48 hours’ prior notice and without altering the Borrower’s normal course of business, the Borrower shall allow the Lender and any of the Lender’s representatives, advisors or contractors to inspect the books and records of any Group company during business hours.

18.1.16	“Know Your Customer” Requirements

If
(i)	the passage of a law or regulation or any change thereto (or in its interpretation, development or application) occurring after the Signing Date;

(ii)	any change to the Borrower’s or Guarantors’ status after the Signing Date or the addition of new Guarantors as required pursuant to this Contract

(iii)	a proposal for the assignment or transfer by the Lender of any of its rights or obligations under this Agreement to a third-party prior to the said assignment or transfer;
shall oblige the Lender (or in the event of point (iii) above to any potential new Lender) to comply with the “know your customer” rules or similar identification procedures under circumstances in which the necessary information is not yet in their possession, the Borrower and each Guarantor shall in good faith provide, upon the request of the Lender, any and all documentation or evidence that is reasonably requested by it

(acting on its own behalf or, under the circumstances referred to in section (iii) above, on behalf of any potential new Lender) so as to allow such Lender or, in the case under the circumstances referred to in part (iii) above, any potential new Lender to verify the compliance with all “know your customer” rules or similar identification procedures under the applicable laws and regulations governing the legal business referred to in this Contract.
18.2	Obligation to do and not to do
The Borrower and the Guarantors (or the Borrower when specifically established) undertake to respect (and to ensure that the Group companies respect) the following:

18.2.1	Purpose of the Loan. To use the financing exclusively for the purposes allowed under this Agreement.

18.2.2	Compliance with the law. To comply in all substantial aspects with civil, mercantile, administrative, environmental, fiscal, labor and any other applicable legislation in those cases where non-compliance could affect the parties’ ability to comply with their obligations under the Financing Documents.

18.2.3	Maintenance of authorizations and licenses. Maintenance and conservation of any licenses, permits or authorizations needed to conduct their business or to comply with their obligations under this Contract.

18.2.4	Pari Passu. To ensure that the rights of the Lender under the Financing Documents are equal in rank to those of other non-guarantied creditors of the Borrower and the Guarantors, with the exception of the creditors referred to in sections 3 and 4 articles 90.1 of the Bankruptcy Act or sections 1 through 5 of Article 91 of the Bankruptcy Law.

18.2.5	Market conditions. To carry out all commercial or financial transactions with shareholders, Group companies or third parties under market conditions, for legitimate reasons and taking the Group’s interests into account.

18.2.6	Auditors. To have their accounts audited by an auditing firm of recognized prestige.

18.2.7	Insurance. To take out and/or maintain with insurance companies of recognized solvency insurance policies against commercially insurable risks in the amounts and according to the criteria insurance policies normally applicable in the sector.

18.2.8	Ownership of assets. To preserve the ownership or the legitimate right to use the relevant assets, both tangible and intangible, in particular the industrial and intellectual property rights needed to conduct their business.

18.2.9	Non-compliance. To report as quickly as possible the existence of any non-compliance with their obligations under the Financing Documents or any other documents referred to therein. Once the report has been made, to provide the Lender or any advisor or representative appointed by the Lender with all reasonable documentation, records, books and information requested by the Lender. Any reasonably incurred expenses associated with such access shall be paid by the Borrower and the Guarantors accordingly.

18.2.10	Compliance with environmental regulations. To comply in all substantial aspects with their environmental obligations and with all applicable environmental laws, including those which refer directly or indirectly to contamination, pollution, waste, dumping or emissions of toxic or hazardous substances in relation to the property owned, leased or occupied by the Borrower, the Guarantors or the Subsidiaries, when such non-compliance could reasonably be expected to result in a Substantial Adverse Effect.

18.2.11	Environmental claims. The Borrower shall inform the Lender in writing, as soon as it becomes aware of (i) any environmental claim that has been filed or (is imminent to the best of the Borrower’s knowledge) against any Group company; or (ii) any event or circumstance that could result in an environmental claim being brought against any Group company; provided that the claim, if settled, could result in a Substantial Adverse Effect.

18.2.12	Tax and other obligations: To remain up to date in all substantial aspects with all applicable fiscal, mercantile, commercial, civil, labor and social security obligations relative to their assets, and to refrain from being delinquent or penalized, except (i) when payment has been appealed in good faith (ii) when the necessary reserves have been set up to cover their obligations or (iii) when such payments can be legally retained.

18.2.13	Hedging Agreements. Within three (3) months of the Date of Signing, the Borrower shall arrange with the Lender, under market conditions, interest rate hedging mechanisms, the notional value of which shall be equivalent to at least 100% of the Loan Amount drawn down at any given moment and with a difference of 0.10%. Furthermore, the Borrower shall be obliged to maintain Hedging Agreements in force up until December 31, 2012.

18.2.14	Business reorganization. To refrain from agreeing to the dissolution, liquidation, spin-off, transformation, merger, acquisition or absorptions, except mergers (i) in which the resulting entity continues to be directly or indirectly controlled by the Borrower and provided that such mergers do not result in a Substantial Adverse Effect; and (ii) in which the resulting entity becomes or continues to be a Guarantor under this Contract (assuming that any of the member companies of the resulting entity were a Guarantor immediately prior to the merger).

18.2.15	Change of business. To refrain from making changes to the nature or scope of the commercial activity with respect to that which existed on the date of this Contract.

18.2.16	Absence of encumbrances. Except as refers to Abengoa, to refrain from granting any type of real guaranty (including pledges, mortgages or any other type of real lien or encumbrance) on the assets and rights in favor of third party creditors other than the Existing Guaranties.

The terms of the preceding paragraph shall not apply to:
(a)	Guaranties created by a minister of the law and

(b)	Guaranties granted on shares or participations in the share capital of the Project companies or the debt assumed by Project companies and guaranties issued on shares or participations representing the share capital or the debt assumed by those companies or on those assets which are or have been the object of financing for acquisition without recourse against the Borrower, Borrower, the Guarantors or their subsidiaries and the corresponding financing institutions have required this.
18.2.17	Financing and guaranties. To refrain from granting (a) loans or credits (particularly with regard to any type of financing or other contributions in favor of DTN), neither (b) Financial Guaranties or other personal guaranties for the benefit of any person for a joint maximum sum exceeding sixty million Euros (€ 60,000,000), except as follows:
(i)	any guaranties granted to replace Existing Guaranties for the same sum and to guaranty the same obligations of the former;

(ii)	Financing for Abengoa, S.A. and any of its Group companies in the ordinary course of their business and provided that the amount at any given time does not exceed FIFTEEN MILLION EUROS (€ 15.000.000), on the understanding that this restriction shall not apply to the financing granted to Group companies (in relation to which the terms of section (iii) below shall apply;

(iii)	Financing, financial guaranties and other personal guaranties on account or in favor of any companies of the Group other than the Borrower and the Guarantors (excluding, for these purposes, the Project Companies and Acquisitions without Recourse) in the ordinary course of their business and provided that the amount at any given time does not exceed FIFTEEN MILLION EUROS (€ 15.000.000) and

(iv)	Guaranties other than those indicated in section (iii) above granted by the Borrower or its Material Subsidiaries in relation to the obligations of other Group companies in the ordinary course of their business (including but not limited to, for the purposes stated above, (a) compliance guaranties furnished in relation to non-recourse factoring transactions held by any Group company with the aim of exclusively responding to possible technical claims or commercial disputes in relation to the works corresponding to the invoices assigned (and, therefore, without being liable in any case versus the beneficiary of the guaranty in the case of mere non-payment of said invoices), (b) counter-guaranties furnished in relation to any manner of Technical Guaranties in favor of the organizations issuing the same, and (c) any guaranties or counter-guaranties furnished in relation to obligations undertaken by any Group company under any immoveable goods leasing agreement for business premises); and

(v)	Guaranties furnished in accordance with the provisions of Clause 21.2.1 in favor of the Lender as regards to the Borrower’s obligations undertaken under the relevant Hedging Agreements.
18.2.18	Group company debt. With regard to the Group companies other than the Borrower, the Guarantors, the Project Companies and the Acquisitions without Recourse, to refrain from any type of indebtedness (this being understood as any of the items included in the Definition of Net Financial Debt) up to a total amount of TEN MILLION EUROS (€ 10,000,000).

18.2.19	Financial leases. To refrain from financing using financial lease operations except those included in the definition of Net Financial Debt for the calculation of Financial Ratios.

18.2.20	Operating leases. To refrain from making payments under operating leases in excess of a joint annual maximum amount of TWENTY-FIVE MILLION EUROS (€ 25,000,000).

18.2.21	Bankruptcy proceedings. The Borrower and the Guarantors shall abstain from bringing actions leading to dissolution, liquidation or bankruptcy or from other actions, in or out of court, which lead to identical results, except as required to do so by law.

18.2.22	Modification of fiscal year. The Borrower shall not modify the length or the closing date of the fiscal year without previously or simultaneously notifying the Lender and amending this Agreement accordingly under terms that are satisfactory to the Lender as regards the obligation of submitting the Financial Statements, the Consolidated Financial Statements and the calculation of the Financial Ratios contained in this Contract.

18.2.23	Amendment of the Treasury Stock Acquisition Agreement. To refrain from amending the terms and conditions of the Treasury Stock Acquisition Agreement and not to waive any rights that would correspond to it under such agreement, except when the Lender’s prior written consent has been received.

18.2.24	Disposal of assets. To refrain from selling, leasing, disposing of, segregating, assign or otherwise disposing of any property, rights or assets, except when the sale, lease, transmission or disposal is carried out at fair market value in the ordinary course of business and provided that the funds obtained from such sale, lease transmission or disposal are applied to the early repayment of the Loan or are reinvested in the Borrower’s business in accordance with the terms set forth in Clause 11.2.2.

18.2.25	Payment the price corresponding to the acquisition of the Treasury Stock. The Borrower undertakes to pay the price corresponding to the acquisition of the Treasury Stock solely from the funds coming from the Loan.

18.2.26	Drawdown documentation. Without prejudice to the Lender’s entitlement to accredit the Borrower’s debt (including the Drawdown) in accordance with clause 22, the Borrower undertakes to execute an affidavit before a Notary Public of its choice through a duly authorized representative recognizing the debt in favor of the Lender for the purpose of the delivery of the funds corresponding to the Drawdown and the reception of such funds by the Borrower within three business days of making the Drawdown.

18.2.27	Relationship between La Caixa and the Borrower’s Executives. The Borrower undertakes before La Caixa to make its best efforts to carry out the necessary formalities to capture such executives as the institution’s customers.

18.2.28	Deposit of the Treasury Stock. The Borrower expressly undertakes before La Caixa to deposit the Treasury Stock in a securities account at La Caixa under market conditions within thirty (30) days counting from the Signing Date and to keep them deposited in such account throughout the Loan’s entire term.
18.3	Financial obligations

The Borrower undertakes to comply at all times with the following financial obligations:
18.3.1	Capex. The Capex incurred in each fiscal year over the life of the Loan, specifically excluding (i) the amounts invested in other companies as foreseen in the Financial Model and defined therein as Investments in Related Parties, (in particular, including but not limited to, the sums for the acquisition of Matchmind Shares and Galian Shares), and (ii) Renting or Leasing Transactions with no Impact on Treasury (except for the installments of the same paid within the relevant financial year), may not exceed FIFTEEN MILLION EUROS (€ 15,000,000), and the maximum aggregate amount for the entire period of time may not exceed FIFTY MILLION EUROS (€ 50,000,000). In any event, if in any given fiscal year the Borrower were to make investments below the annual established limit, it would be allowed to increase the Capex limit for the next fiscal year in an amount equivalent to the difference between the annual limit and the amount actually incurred, although the Borrower shall only be allowed to do this once during the life of the Loan.

The amount of the DTN Deferred Payments and any additional payments for Adjustments to the DTN Purchase-Sale Price made by Telvent Export during the term of the Loan as stipulated in the DTN Purchase-Sale Agreement, as well as the sum for any additional payments for Matchmind/Galian Sales Agreement Adjustments which Telvent Outsourcing pays during the term of the Loan, in accordance with the clauses contained in Matchmind/Galian Sales Agreements, respectively, shall count towards the Capex limit for the fiscal year in which such payments are made. Prior to making any such payments, the Borrower shall provide the Lender with a certificate signed by a duly authorized representative of the Borrower stating that there will be no breach of the Financial Ratios as a consequence of making such payments.

The above notwithstanding, the Borrower shall be authorized to exceed the Capex limits established in this section provided that it will result in a breach of the Debt Ratio and the Debt Service Coverage Ratio in relation to the next to calculation periods of the Financial Ratios as a consequence of having exceeded the limits. To this end, if the Borrower decides to exceed the Capex limits, it shall be obliged to provide the Lender with a certificate, signed by a duly authorized representative of the Borrower, including a forecast of the Debt Ratio and Debt Service Coverage Ratio for the next two periods covered by the Financial Ratio calculation, certifying compliance once the total Capex figure has been recorded in the corresponding items (including the excess of the limit established herein).

18.3.2	Interest Coverage Ratio. The Interest Coverage Ratio, determined as indicated in section 18.3.6 below, should by higher than 3.5x.

18.3.3	Debt Service Coverage Ratio. The Debt Service Coverage Ratio, determined as indicated in section 18.3.6 below, should by higher than 1.1x.

18.3.4	Debt Rate. The Debt Ratio, determined as indicated in section 18.3.6 below, should be less than:

Year	Ratio
2009	2.75x
2010 and thereafter	2.50x
18.3.5	Ratio Pay-Out. The Ratio Pay-Out, determined as indicated in section 18.3.6 below, should be less than 50%.

18.3.6	Procedure for determining the value of financial ratios. The value of the Financial Ratios shall be determined by the Certificate of Compliance of Ratios submitted by the Borrower along with the annual or six-monthly Consolidated Financial Statements, both calculated for the preceding twelve-month period.

It is hereby noted that, given the fact that Spain adheres to International Accounting Standards which are subject to change by the accounting authorities in Spain and the European Union, the parties have calculated the values for the Financial Ratios indicated above on the basis of the International Accounting Standards in force when the Borrower’s Consolidated Financial Statements for the fiscal year ended 31 December 2007 were prepared. Hence, any changes to those accounting standards, when they affect the calculation and/or levels of the Financial Ratios, shall not have the effect of a breach of the terms of part 3.1 above.

If there is any such change, the parties will immediately commence good faith negotiations to redefine the Financial Ratio calculations or levels, based on the adjustments to the accounting standards. If they are unable to reach an agreement within forty-five (45) days of starting the negotiations, the Lender may refer to matter to an auditing firm of recognized international prestige to resolve any possible discrepancies, whose decision shall preserve the substance of what has been agreed by the parties to this Contract, particularly relative to the items used to define Net Financial Debt, EBITDA, Cash Flow Available for Debt Service and Net Financial Expenses. The expenses associated with that intervention shall be paid by the Borrower.

At all times until an agreement is reached to redefine the Financial Ratios, the Borrower shall provide sufficiently detailed information in a format reasonably requested by the Lender to allow it to compare the level of compliance of the Financial Ratios before and after the application of the new, modified, reinterpreted or clarified accounting principles.

19	ASSIGNMENT

19.1	Prohibition against assignment by the Borrower

The Borrower may not assign or encumber its rights or obligations under this Contract.

19.2	Assignment by the Lender: requirements

The Lender may only assign or encumber part or all of its position in this Agreement in a way that will be binding upon the Borrower, subject to the following:
19.2.1	Possible assignees. The assignee must be a financial institution, a securitized fund or an institution especially created or used to securitize, assign, mobilize or guaranty a mass of assets or liabilities belonging to the Lender.

19.2.2	Non-existence of greater burden on the Borrower. The operation may not, under any circumstances, result in a greater burden on or any cost to the Borrower or the Guarantors as far as the fulfillment of their obligations under this Contract is concerned.

19.2.3	Prior notice. Written notice of the operation shall be given to the Borrower at least ten (10) business days prior to the effective date, indicating the identity of the assignee and the amount of the assignment. The Borrower shall comply at all times with its obligations relative to the obtainment of the corresponding Financial Operation Number from the Bank of Spain in the event that the assignee is not a Spanish entity.
20	EARLY TERMINATION

20.1	Termination Events

The Lender may declare the entire balance owed by the Borrower under this Agreement due and payable in advance under any of the following circumstances (in those cases where the circumstances are remediable they may only do so provided that the circumstances have not been remedied by the deadline agreed to by the Lender):
20.1.1	Non-payment of principal, interest or other items. The non-payment by the established deadline of any amount owed by the Borrower to the Lender, whether principal, interest, penalties, fees, taxes, expenses or any other item provided for under this Contract (except when such non-payment is due exclusively to an administrative or technical error and the error is corrected by the day after the payment should have been made).

20.1.2	Financial obligations. Non-compliance with the Financial Ratio levels established in the terms and with the requirements set out in section 18.3.

20.1.3	Breach of other obligations. Non-compliance by the Borrower or by the Guarantors with any obligations other than payment obligations or compliance with Financial Ratios under the Financial Documents, provided that, where the non-compliance is remediable it has not been remedied within fifteen (15) days.

20.1.4	Erroneous statements. Any false or inaccurate statement or omission in the declarations contained in Clause 17 or in general any statement made by the Borrower or the Guarantors on the applications or other documents submitted or subscribed by virtue of or in relation to the Financing Documents.

20.1.5	Cross-default. If any debt of the Borrower or the Guarantors or Abengoa, S.A. were not paid by the due date or were due and payable according to the applicable laws or in a position to be declared due and payable before the due date.

20.1.6	Insolvency. If the Borrower or the Guarantors are, notwithstanding the imperative rules contained in the Bankruptcy Act, declared to be bankrupt or if they apply for bankruptcy or when they are otherwise unable to fulfill their obligations as they become due and payable or when they reach an agreement with their creditors in the event of a general dismissal of payments.

20.1.7	Seizure. Any judicial or notarial actions taken against the Borrower or the Guarantors involving the execution, expropriation or confiscation of some or all of the assets and/or guaranties owned by the Borrower or the Guarantors.

20.1.8	Control of Guarantors: If any Guarantor ceases to be a subsidiary of the Borrower, except as permitted under this Agreement.

20.1.9	Partial invalidity. If any clause of this Contract were for any reason declared to be invalid and unenforceable and that, in the opinion of the Lender, would substantially alter the economic and/or legal basis upon which the Lender agreed to provide the Loan.

20.1.10	Failure to obey firm sentence. If the Borrower or the Guarantors refuse to obey a firm decision or any other firm resolution passed by a competent court.

20.1.11	Non-calculation of financial ratios. If the Lender cannot verify the calculation of the Financial Ratios contained in Clause 18.3 due to Borrower’s failure to provide the corresponding financial statements as provided for in section 18.1.1 or due to the Lender not receiving the required data as provided for in section 18.1.2 on time.

20.1.12	Cessation or change of business. If a substantial part of the Borrower’s assets or those of any of the Guarantors or a substantial business line were sold or transferred or if the Borrower or any of the Guarantors were to suspend, cease or announce the suspension or cessation of their primary business or modify it substantially or agree to a dissolution or liquidation.

20.1.13	Auditor’s opinion with provisos. If the Borrower’s auditors were to express any proviso, deviation or material objection to the financial statements (whether the balance sheet, profit and loss account, notes to the financial statements or reported off-balance items) in the reports issued on the Borrower’s individual and consolidated annual accounts.

20.1.14	Substantial Adverse Effect. Should any event or circumstance or series of events or circumstances come about, which, in the opinion of the Lender, could result in a Substantial Adverse Effect.

20.1.15	Null Treasury Stock Acquisition Agreement. If the Acquisition Agreements were ruled null, invalid or unenforceable for any reason.
20.2	Procedure

The declaration of this Agreement’s termination in its entirety by the Lender according to any of the causes set forth in Clause 20.1 shall oblige the Borrower to fully reimburse the principal, as well as its interest, commission fees and expenses within two (2) days counting from notice thereof from the Lender. Should such time elapse without the Borrower fulfilling its obligation to reimburse all the amounts owed in full if this Agreement is declared terminated, the Borrower shall bring the relevant action.

In any event, the occurrence of a Termination Event shall entitle the Lender to refuse to make any unused portion of the Loan available to the Borrower and a declaration of early termination carried out in accordance with the terms of this clause shall result in the immediate cancellation of any unused portion of the Loan available to the Borrower.

SECTION FIVE — GUARANTY
21	GUARANTY Joint Guaranty

The Guarantors jointly and severally, unconditionally and irrevocably guaranty in respect the Lender, the full and punctual fulfillment all payment obligations (whether principal, ordinary interest, late interest, fees, indemnities, expenses or any other item) undertaken by the Borrower under this Agreement under the terms set forth in this Clause.
21.1.1	The Guarantors constitute this joint and several, irrevocable guaranty in favor of the Lender in respect of the borrower and amongst themselves, pursuant to article 1822 of the Civil Code. The joint and several nature of this guaranty is likewise understood to be pursuant to the terms of article 1837 of the Civil Code.

The Guarantors hereby expressly waive (i) the benefits of order, division and discussion and (ii) the power to put forward to the Lender any exception deriving from the relationship maintained by the Lender with the Guarantors and/or the Borrower.

The Guarantors specifically consent to the assignments which may be carried out by the Lender pursuant to the terms of Clause 19 and to that end specifically declare that none of the terms of the guaranty granted herein shall be affected by any such assignment. Moreover, the Guarantors waive the right afforded to them in article 1851 of the Civil Code, authorizing the Lender to grant any extensions and deferrals it deem appropriate to the Borrower without this affecting the guaranty constituted by them.

Under no circumstances shall this guaranty be altered, cancelled or replaced as a consequence of any agreements reached by the Lender with the Borrower as part of a bankruptcy proceeding, in which case the Guarantors’ obligations shall remain unchanged, as though such proceedings had never taken place.

21.1.2	The Lender may require the fulfillment of the Guarantied Obligations directly from the Guarantors according to article 1144 of the Civil Code and without the need to first make a claim to the Borrower or to make a joint claim to the Borrower and/or the Guarantors.

21.1.3	The Guarantors shall immediately proceed to the payment of the amounts claimed by the Lender under this Guaranty, paying such amounts within at most four (4) Business Days (during which interest shall accrue on the amounts owed as compensation pursuant to the provisions set forth in Clause 9) counting from reception by the Guarantor in question of the Lender’s requirement by depositing such amounts into the account the Lender may have at such time, indicated in writing to the Guarantor.

21.1.4	The amount that may be required of the Guarantors shall be the amount of the resulting balance. Nonetheless, any amounts whose guarantying may result in the a breach of the prohibitions of financial assistance set forth in Article 81 of the Corporations Law may never be subject to guaranty.

21.1.5	The lender expressly accepts the guaranty extended under the terms and conditions set forth in this Clause 21.

21.1.6	For the purposes of determining the amounts which the Lender may at any moment claim under this guaranty, the Guarantors expressly ratify the scheme to determine the amounts owed by the Borrower as set forth in Clause 22.

21.1.7	This guaranty shall only cease to be in force once the Agreement has been terminated, either early or as normal, and all amounts owed by the Borrower by virtue of this Agreement have been fully paid. The fact of the Lender making a claim under this guaranty shall no accounts constrain its entitlement to making further claims, as long as the guaranty remains in force.

21.1.8	In any event, any debt that should arise in favor the Guarantors against the Lender or against the other Guarantors as a result of the execution of the guaranty set forth herein shall be automatically subordinated to the obligations arising from this Agreement in accordance with Articles 1839 and 1212 of the Civil Code.
21.2
Guarantors Guaranty obligation. The Borrower undertakes that the obligations undertaken by it under this Agreement shall be guarantied at all times (i) by the Material Subsidiaries (excluding DTN for these purposes); (ii) by Matchmind; and (iii) in any event and additionally by any other Group companies, to the extent necessary so that, notwithstanding the above and the terms of the following paragraph, the Guarantors, jointly with the Borrower, represent at least 85% of the Total Consolidated Assets, 85% of the consolidated EBITDA and 85% of consolidated Turnover (without the guaranty extended by Matchmind being calculated for such purposes).

In any event, when necessary over the Loan’s term, to account Matchmind’s EBIDTA, Total Assets and Sales for the purposes of reaching the 85% stated in the paragraph of the preceding section, the borrower and Telvent Outsourcing expressly undertake to carry out as many actions as necessary to pledge 100% of Matchmind’s share capital as collateral to guaranty obligations undertaken by the Borrower under the Loan and under the Hedging Agreements, except in the case when, at that time, any legal or contractual limitations avoiding the setting up of this right in rem were applicable, in which case the Parties shall negotiate in good faith on a possible alternative agreement, with this involving a Termination Event in the case that the aforementioned negotiation did not lead to any agreements within a term of forty-five calendar days from the date on which the need to account Matchmind’s EBIDTA, Total Assets and Sales was reported for the purposes of reaching the 85% stated beforehand.

Likewise, the Borrower undertakes to guaranty at all times the obligations it had entered into under the Hedging Agreements held in relation to the Loan with the same organizations acting as Guarantors under this Agreement over the term of the same.

21.2.2	Exceptions. The Borrower’s commitment with respect to the guaranty afforded by Group companies referred to in section 26.2.1 above shall not, in any case, apply to:
(i)	Project Companies;

(ii)	Acquisitions without Recourse and

(iii)	Group companies which are bound by legal restrictions on guaranteeing the amounts owed by the Borrower under this Agreement (but only to the extent that such restrictions affect all amounts, in which case they are obligated to guaranty the amounts which are not subject to restrictions).

(iv)	Group companies in which the Borrower controls less than one hundred percent (100%) of the share capital, except in those cases in which the rest of the capital is controlled by another Group company.
In any case, Guarantors, together with the Borrower, are obliged to contribute jointly with at least 85% of the consolidated EBITDA, 85% of the Total consolidated Assets and with 85% of consolidated Sales (adjusted to subtract EBITDA, Total Assets and Project Company Turnover and Non-recourse Acquisitions).
21.3	Accession of new Guarantors
21.3.1	The Borrower shall forward to the Lender within three (3) months of the end of each fiscal year a certificate issued by its auditors stating whether the Borrower has acquired any direct or indirect stake in another entity (except the institutions referred to in paragraphs (i) to (iv) of the previous section) and, if so, the volume of assets and EBITDA of the entity. It is hereby noted that the Borrower shall not be obliged to forward such a certificate to the Lender if there are no acquisitions to be certified. The failure to submit a certificate by the stipulated deadline shall be interpreted as a declaration by the Borrower that there are no acquisitions that require certification.

21.3.2	If, pursuant to the terms of section 21.2.1 above, it were necessary to incorporate additional Guarantors, the Borrower undertakes to ensure that such additional Guarantors provide guaranties in identical terms to those established in Clause 21.1 and that they assume the rest of the obligations inherent to the status of Guarantor in accordance with the Financing Documents, by executing the corresponding Guarantor Accession Deed.

To this end, the Borrower shall require the additional Guarantors to appear before a notary public to formalize the guaranty by executing the pertinent Guarantor Accession Deed within ten (10) Business Days from the date on which the audited Consolidated Annual Financial Statements referred to in section 18.1.1 are delivered to the Lender.

The Borrower undertakes to deliver to the Lender simultaneously with the execution of each Guarantor Accession Deed a legal opinion in relation to each new Guarantor issued by a legal expert approved by the Lender, the format of which should be substantially similar to the sample provided prior to the Signing Date for the initial Guarantors.

21.3.3	Except as regards the guaranty constituted by Telvent Export and Matchmind (to which the terms of this clause shall not apply), the guaranties provided by the Guarantors shall be automatically extinguished in their entirety if a percentage of their shares is sold to a third party or in the event of a business reorganization of the kind described in section 18.2.14, provided that the Borrower can prove to the satisfaction of the Lender that the remaining Guarantors, along with the Borrower, jointly contribute at least 85% of the consolidated EBITDA, 85% of Total consolidated Assets and 85% of consolidated Sales (adjusted to subtract EBITDA, Total Asserts and Sales of Project Companies and Non-resource Assets).

Notwithstanding the automatic termination of the guaranty under the circumstances mentioned, the Lender shall sign within thirty (30) Business Days from the date of the notice by the Borrower or the Guaranty in question of the event which gave rise to the extinguishment of the guaranty, any and all documents as may be required to formalize the extinguishment.

SECTION SIX — EXECUTION
22	EXECUTION OF THE LOAN AGREEMENT

22.1	Determining the amount due

In the event of the partial or complete termination or expiration of this Agreement, the Lender shall settle the account mentioned in Clause 16. It is hereby agreed, for the purposes of the provisions of Articles 571 et seq. of the Civil Procedure Law, that the account balance appearing on the certification issued by the Lender shall be the due and payable balance for payment purposes and for the purposes of execution and claims brought in or out of court, and this may be claimed in accordance with the procedure set forth in the aforementioned law. The balance thus certified may be used in court and shall be effective for all legal purposes, provided that there is an official document stating that the settlement as set forth in section 2 of Article 572 of the aforementioned law has been calculated in the manner agreed by the parties to this Agreement and that the balance coincides with that shown on the Borrower’s account referred to in Clause 16 above as regards the Loan.

The settlement mentioned in the paragraph above may include all items or solely a part thereof, in accordance with the provisions of Article 573.3 of the Civil Procedure Law, without this involving a waiver of any amounts owed by the Borrower by virtue of this Agreement.

22.2	Execution procedure and modalities: general and special

The Lender may use any executions procedures and modalities as are admissible under the law in respect of the guaranties or in respect of the Borrower’s assets.

22.3	Address for execution

For execution purposes, the Borrower’s address for notices and summonses shall be that indicate din Clause 23.1.
SECTION SEVEN — MISCELLANEOUS
23	MISCELLANEOUS CLAUSES

23.1	Notices and addresses

Any notice or correspondence that must be sent by the parties to one another under this Agreement shall be sent in writing to the address shown in this Clause by post, telefax or any other medium, although it shall only be assumed that the addressee has received it if there is indubitable proof of delivery.

To this end, the parties have given the following addresses, telefax numbers and the name or title of the persons to whom such correspondence should be.

For the Borrower and the Guarantors:

Address:	Calle Valgrande 6 — Alcobendas (Madrid),

Attention:	Luis Miguel Martínez Jurado

Telephone:	902 33 55 99

Fax:	91 714 70 72

Email:	luis.martinez@telvent.com

For the Lender:

La Caixa

Address:	Avenida de la Palmera s/n
41013 — Edificio la Caixa — Centro de Empresas de Sevilla

Attention:	José María Galán Dueñas / Rogelio Prados Ramírez

Telephone:	954 963 055 / 629 747 193

Fax:	955 632 157

Email:	jmgalan@lacaixa.es / rprados@lacaixa.es
Nonetheless, the parties may at any time change these addresses and e-mails, giving the other party five (5) days of prior notice thereof.

23.2	Novation

Neither of the parties may allege the novation of this Agreement if it is not specifically set forth in a document signed by the other party.

24	LEGISLATION AND JURISDICTION

24.1	Governing Law

This Agreement shall be governed by Spanish law.

24.2	Jurisdiction

The parties, expressly waiving any other venue, agree to be bound by the courts and tribunals of Barcelona.

IN WITNESS WHEREOF, the parties have hereunto set their hand in the place and on the date first written above on a single copy to be handed over to the Notary Public, so as to be recorded publicly by means of a deed that shall be authorized on this very date by the Madrid Notary Public, Mr. Juan Álvarez-Sala Walther.
TELVENT GIT, S.A.
TELVENT EXPORT, S.L.
TELVENT TRÁFICO Y TRANSPORTE, S.A.
TELVENT ENERGÍA, S.A.
TELVENT FARRADYNE INC
TELVENT USA, INC
TELVENT TRAFFIC NORTH AMERICA INC
TELVENT CANADA, LTD
TELVENT BRASIL, S.A.

TELVENT PORTUGAL, S.A.
TELVENT MEXICO, S.A. DE C.V.
TELVENT HOUSING, S.A.
TELVENT OUTSOURCING, S.A.
TELVENT SERVICIOS COMPARTIDOS, S.A.
TELVENT INTERACTIVA, S.A.
TELVENT ENVIRONMENT, S.A.
MATCHMIND HOLDING, S.L.
TELVENT MINER & MINER

p.p.:	/s/ Luis Miguel Martínez Juardo	p.p.:	/s/ Fernando Saavedra Obermann

Mr. Luis Miguel Martínez Jurado		Mr. Fernando Saavedra Obermann

CAJA DE AHORROS Y PENSIONES DE BARCELONA

p.p.:	/s/ Rogelio Prados Ramírez	p.p.:	/s/ Jose María Galán Dueñas

Mr. Rogelio Prados Ramírez		Mr. José María Galán Dueñas